WHLT.COM KIMT-CBS ...S.COM RICHMOND TIMES-DISPATCH WIAT-CBS



WJHL.COM WRBL ...GRESS WIAT.COM **MEDIA GENERAL**

WMBB-ABC POTOMAC NEWS WJHL-CBS WNEG32.COM THE REIDSVILLE REVIEW

MCDOWELLNEWS.COM MANASSASJM.COM THE DENVER POST KBSH-CBS KALB.COM

WSPA-CBS ...EPRISENOW.COM WBTW-CBS



MORGANTON ...ANEAGLE.COM WCBD-NBC

WJTV.COM ...**GRITY** STATESVILLE.COM

WDEF-CBS ... WINSTON-SALEM JOURNAL

KWCH.COM WNCT-CBS PROFESSIONAL COMMUNICATIONS SYSTEMS KBSL10.COM

WJTV-CBS KBSD6.COM **QUALITY** DAILYPROGRESS.COM INDEPENDENT TRIBUNE

WHLT-CBS EDENDAILYNEWS.COM HICKORY DAILY RECORD WKRG.COM KALB-NBC

WSLS.COM STATESVILLE RECORD & LANDMARK JCFLORIDAN.COM THE NEWS HERALD

WTVQ-ABC JOURNALNOW.COM KWCH-CBS **INNOVATION** NEWSADVANCE.COM

CULPEPER STAR-EXPONENT STAREXPONENT.COM REIDSVILLEREVIEW.COM WASV-UPN

EDEN DAILY NEWS HIGHLANDS TODAY WSAV.COM THE MCDOWELL NEWS KBSL-CBS

TIMESDISPATCH.COM KBSD-CBS HICKORYRECORD.COM WFLA-NBC MORNING NEWS

WJWB.COM **OUR CORE VALUES DRIVE VALUE** THE TAMPA TRIBUNE WASV.COM

HERNANDO TODAY MANASSAS JOURNAL MESSENGER WYTHENEWS.COM WNEG-CBS

MORNINGNEWSONLINE.COM VIR... ...NE INDEPENDENTTRIBUNE.COM



NEWSVIRGINIAN.COM WSAV-NB... ...DGER WBTW.COM WRBL-CBS

WJBF-ABC WNCT.COM WCBD.COM DOTHAN EAGLE WJWB-WB VIRGINIABUSINESS.COM

HIGHLANDSTODAY.COM POTOMACNEWS.COM **2003 ANNUAL REPORT**

WJBF.COM WDEF.COM OPELIKA-AUBURN NEWS OANOW.COM HERNANDOTODAY.COM

REGISTERBEE.COM WKRG-CBS TAMPATRIBUNE.COM MEDIA GENERAL NEWS SERVICE

Company Profile

Media General is an independent, publicly owned communications company situated primarily in the Southeast with interests in newspapers, television stations and interactive media. The company has approximately 7,500 employees.

Publishing

Media General owns more daily newspapers in the Southeast than any other company. We own and operate The Tampa Tribune, the Richmond Times-Dispatch, the Winston-Salem Journal and 22 other daily newspapers in Virginia, Florida, North Carolina, South Carolina and Alabama, as well as nearly 100 weekly newspapers, shoppers and other publications. Media General also has a 20 percent interest in The Denver Post.

Broadcast

Media General owns and operates 26 network-affiliated television stations, including WFLA, the number one station in Tampa and all of Florida. The company's stations reach more than 30 percent of all television households in the Southeast and nearly 8 percent of those in the United States.

Interactive Media

Media General owns and operates more than 50 interactive enterprises that are affiliated with the company's newspapers and television stations. The company also owns and operates Boxerjam, a multimedia producer of interactive games and puzzles.

Convergence

Convergence at Media General means combining resources to serve more people better. Convergence delivers stronger local journalism through the multiple channels of print, television, the Internet and, through partnerships, radio. It improves quality through editorial cooperation, increases efficiency through resource sharing and adds revenue through multimedia advertising packages. Media General has implemented convergence in six markets. The largest and most advanced is Tampa, where the company operates the first news center built for multimedia.

Contents

2 Letter to Shareholders
4 Integrity
6 Quality – Newspapers
8 Quality – Broadcast Television
10 Quality – Interactive Media
12 Innovation
17 Management's Discussion and Analysis
24 Management's Statement of Responsibility and Report of Independent Auditors
25 Financial Statements
30 Notes to Financial Statements
45 Quarterly Review
46 Ten-Year Financial Summary
48 Corporate Directors and Officers
50 Corporate Information

Mission

Our mission is to be the leading provider of high-quality news, information and entertainment in the Southeast by continually building our position of strength in strategically located markets.

Values

Our mission is driven by our core values of Integrity, Quality and Innovation. We have a long-term commitment to our employees, our customers, the communities we serve and our shareholders.

Financial Highlights

(In millions, except per share amounts)

For Fiscal Years		Dec. 28, 2003		Dec. 29, 2002	% Change
Revenues	$	837.4	$	831.6	0.7
Operating cash flow		187.8		213.5	(12.0)
Depreciation and amortization		65.5		65.4	0.2
Operating income		122.3		148.1	(17.4)
Income from continuing operations before cumulative effect of change in accounting principle	**$**	**59.0**	**$**	**52.0**	**13.5**
Discontinued operations		7.7		1.4	—
Cumulative effect of change in accounting principle		(8.1)		(126.3)	—
Net income (loss)		**58.7**		**(72.9)**	—
Stockholders' equity		1,107.5		1,059.3	4.6
Total assets		2,386.8		2,347.0	1.7
Average shares outstanding — assuming dilution		23.4		23.2	0.7
Earnings per share — assuming dilution:					
Income from continuing operations before cumulative effect of change in accounting principle	**$**	**2.52**	**$**	**2.24**	**12.5**
Income from discontinued operations		0.33		0.06	—
Cumulative effect of change in accounting principle		(0.35)		(5.44)	—
Net income (loss)		**2.50**		**(3.14)**	—
Dividends per share		0.76		0.72	5.6
Stockholders' equity per share		47.03		45.64	3.0

PUBLISHING REVENUES

$ in millions



BROADCAST REVENUES

$ in millions



INTERACTIVE REVENUES

$ in millions



REVENUE BY DIVISION

$837 million



Publishing 65% Broadcast 34%
Interactive 1%

ASSETS BY DIVISION

$2.4 billion



Publishing 40% Broadcast 50%
Interactive 1% Corporate 9%

CAPITAL EXPENDITURES BY DIVISION

$28 million



Publishing 26% Broadcast 69%
Interactive 1% Corporate 4%







Daily	% Change	Sunday	% Change
224,833	3.5	299,879	2.0
190,372	0.1	229,895	(0.2)
85,875	(0.3)	96,677	(0.5)
501,080	1.5	626,451	0.8
5,830	(6.4)	6,067	(3.2)
2,696	14.7	2,625	13.3
6,547	10.6	6,767	4.8
7,155	21.4	—	—
15,852	0.3	21,856	6.9
37,365	(0.5)	42,912	0.2
30,668	0.5	34,468	(0.1)
6,834	—	6,601	2.0
7,839	(6.4)	7,473	(6.3)
22,052	0.3	24,952	(0.7)
4,005	(0.4)	3,661	(2.0)
5,271	2.0	4,962	(0.3)
40,606	(1.3)	42,171	(1.2)
21,914	5.4	23,327	3.3
14,908	(0.6)	16,423	2.8
11,927	3.6	12,291	1.5
5,268	5.5	—	—
19,847	(2.4)	21,679	(3.9)
25,957	0.7	27,054	1.9
15,478	4.9	15,684	5.5
8,553	(3.8)	9,203	(6.9)
33,128	(0.3)	35,843	1.0
349,700	0.8	366,019	0.6
850,780	**1.2**	**992,470**	**0.7**

Television Stations

Market	Station	Network Affiliation	DMA Rank	Station Rank
Alabama				
Birmingham	WIAT	CBS	40	4
Mobile, AL/Pensacola, FL	WKRG	CBS	62	1
Florida				
Tampa/St. Petersburg	WFLA	NBC	13	1
Jacksonville	WJWB	WB	52	4
Panama City	WMBB	ABC	158	2
Georgia				
Savannah	WSAV	NBC	98	2
Augusta	WJBF	ABC	114	2
Columbus	WRBL	CBS	125	2
Iowa				
Rochester/Austin, MN – Mason City, IA	KIMT	CBS	152	1
Kansas				
Wichita	KWCH	CBS	67	1
Dodge City*	KBSD	CBS	67	1
Hays*	KBSH	CBS	67	1
Goodland*	KBSL	CBS	67	1
Kentucky				
Lexington	WTVQ	ABC	65	3
Louisiana				
Alexandria	KALB	NBC	176	1
Mississippi				
Jackson	WJTV	CBS	90	1
Hattiesburg/Laurel	WHLT	CBS	168	2
North Carolina				
Greenville/New Bern/Washington	WNCT	CBS	103	1
South Carolina				
Greenville/Spartanburg/Anderson, SC – Asheville, NC	WSPA	CBS	35	2
Toccoa, GA*	WNEG	CBS	35	2
Asheville, NC	WASV	UPN	35	5
Charleston	WCBD	NBC	104	2
Florence/Myrtle Beach	WBTW	CBS	109	1
Tennessee				
Chattanooga	WDEF	CBS	86	3
Tri-Cities, TN/VA	WJHL	CBS	91	2
Virginia				
Roanoke/Lynchburg	WSLS	NBC	66	3

DMA Rankings 2003-2004 / Nov. 2003 Nielsen Ratings Sign On to Sign Off Household Share / *Satellite Stations







Southeast Operations

Manassas
Culpeper
Woodbridge
Waynesboro
Charlottesville
Lexington
Lynchburg
Richmond
Roanoke
Danville
Bristol
Eden
Reidsville
Greenville
Johnson City
Marion
Winston-Salem
Asheville
Morganton
Statesville
Hickory
Concord/Kannapolis
Chattanooga
Spartanburg/Greenville
Florence/Myrtle Beach
Toccoa
Birmingham
Augusta
Charleston
Opelika/Auburn
Columbus
Savannah
Jackson
Enterprise
Dothan
Alexandria
Hattiesburg
Marianna
Jacksonville
Mobile/Pensacola
Panama City
Brooksville
Tampa
Sebring

Daily Newspapers
Weekly Newspapers
Television Stations
Online Enterprises
Convergence Markets
Newspaper Clusters

Our Southeast Focus helps us maximize our resources across multiple markets and multiple media in both journalism and sales.

Newspaper Circulation

Metropolitan Newspapers
The Tampa Tribune
Richmond Times-Dispatch
Winston-Salem Journal
Total Metros
Community Newspapers
Florida
Hernando Today
Highlands Today
Jackson County Floridan
Northern Virginia
Manassas Journal Messenger
Potomac (Woodbridge) News
Central Virginia
The (Lynchburg) News & Advance
The (Charlottesville) Daily Progre
Culpeper Star-Exponent
The (Waynesboro) News Virginiar
Danville Register & Bee
Eden (NC) Daily News
The Reidsville (NC) Review
Southwest Virginia
Bristol Herald Courier
North Carolina
Hickory Daily Record
Statesville Record & Landmark
The (Morganton) News Herald
The (Marion) McDowell News
(Concord) Independent Tribune
Alabama
The Dothan Eagle
Opelika-Auburn News
The Enterprise Ledger
South Carolina
(Florence) Morning News
Total Community Newspaper
Total All Dailies

Full-year 2003 average compared to 200

Letter to Shareholders

Key Accomplishments

- Income from continuing operations increased 13% over 2002
- The Publishing Division was second in its newspaper company peer group for growth in total revenues and circulation revenues
- The Broadcast Division made up a significant amount of 2002's record political revenues in an off-election year through new advertising growth initiatives
- The Interactive Media Division increased total revenues 60% and continued to launch new products

Dear Shareholders:

All of us at Media General are proud of our 2003 performance. While challenging, it was a year of revenue and audience growth, and continued progress with our core strategies of Southeast Focus and Convergence.

The year started off with a soft economy and the war with Iraq, both of which affected advertiser spending levels. By midyear business conditions began to improve, and all three operating divisions performed well for the year. Income from continuing operations was up 13 percent over 2002.

The Publishing Division finished the year second in its peer group of newspaper companies for growth in total revenues. The division also finished second among its peers for growth in circulation revenues. We have been very successful in reversing an industry-wide trend of declining circulation as the result of an initiative focused on increasing readership at all of our newspapers. Following implementation of this initiative in 2002, we began to see net paid circulation increases. In 2003, The Tampa Tribune realized some of the best circulation growth of any newspaper in the country. Four Media General newspapers were the fastest-growing dailies in their respective states of Virginia, North Carolina, Florida and Alabama.

The Broadcast Division entered 2003 challenged with supplanting a substantial portion of the previous year's record political revenues in an off-election year. The division succeeded in achieving this goal in a soft selling environment with aggressive local sales, good inventory management and audience growth. The division also continued its steady overall growth in ratings. In the November sweeps, fourteen of our stations were up in the ratings, eight were even, and only four declined.

The Publishing and Broadcast divisions also did an excellent job of controlling costs. For the full year, Broadcast expenses increased a mere 0.3 percent. Publishing expenses increased 4.6 percent, driven in part by higher newsprint prices.

The Interactive Media Division, our newest and fastest-growing operation, increased revenues 60 percent in 2003. Visitors to our Web sites found more opportunities to use our interactive resources in new ways. As a result, unique visitors grew by 8 percent.

Because Media General Financial Services and our investment in Hoover's had become less central to our mission, we sold these in 2003.

Significant improvement in SP Newsprint's financial results contributed to our year-over-year earnings growth. The loss from our one-third share of that company was $5.4 million in 2003, an $8.2 million improvement from 2002, largely the result of higher selling prices.

Our success in 2003 generated strong cash flow, which allowed us to repay $111 million of debt. That reduction in debt, coupled with lower rates, reduced our interest expense by $13.5 million for the year.

We continue to focus our operations in the southeastern United States across multiple media platforms. We expect our divisions to continue to perform in the upper tier of their respective peer groups. We also expect our individual media operations to be leaders in the rankings in their respective communities.

In addition to our regional focus, which is unique among media companies, what differentiates Media General is our emphasis on implementing convergence in all of our markets.

Convergence is a partnership of multiple media platforms working together to serve a common market. This approach provides our customers with a higher quality product than they can obtain from just one medium.



We have found that convergence works best among co-owned properties, which we have implemented in six markets. In those markets, we have proven that convergence enhances the quality of our journalism by enabling us to provide faster, deeper news coverage. When quality improves, circulation and audience share increase, and revenues grow. While the cooperation is greater among co-owned properties, especially for revenue-sharing initiatives, we also are having success partnering with other media companies to provide converged news coverage in markets where we do not own all of the partner entities.

As we look out into 2004, we feel optimistic about our prospects for the year, buoyed by the strengthening economy. Revenue growth should be robust for the Broadcast Division, with the benefit of presidential campaign advertising and the Summer Olympics. In Publishing, we look for a rebound in classified employment advertising, in step with the improving economy. While our focus is on revenue growth, we also will continue our disciplined expense management across the company.

We hope for a decision on the Federal Communications Commission's cross ownership rules. The revised rules issued by the FCC this past summer were generally favorable to Media General and would afford us new opportunities to expand our convergence efforts and serve more southeastern communities with high-quality local news. The FCC's revised rules have been held in abeyance while they are reviewed on appeal. We hope the courts will agree with us that, because of the clear benefits it brings, common ownership of newspapers and television stations should be allowed in markets of all sizes. A decision is expected by mid-2004.

Office of the Chief Executive (left to right) Marshall N. Morton, vice chairman and chief financial officer; J. Stewart Bryan III, chairman and chief executive officer; Reid Ashe, president and chief operating officer.

I would like to express appreciation for the hard work and dedication of our 7,500 employees, whose creativity positioned us as an industry leader in so many ways last year. We also thank our advertisers; readers, viewers and users; and our communities for their business and for their support. By serving these constituents well, we will continue to build value for our shareholders.

I hope you enjoy reading this annual report, which focuses on Media General's three core values. We value integrity above all else. Quality and innovation are also keystones of our operations, as we seek new and better ways to fulfill the information needs of the people in the communities we serve.

Yours sincerely,



J. Stewart Bryan III
Chairman and Chief Executive Officer
February 28, 2004

Devotion to Truth and Loyalty to All Constituents

We are united by common values of Integrity, Quality and Innovation. Media General has a long-term commitment to its employees, customers, communities and shareholders.

Media General's values start with integrity — an uncompromising devotion to truth. Integrity also means loyalty to all of our constituents: readers and viewers, advertisers, employees, communities, and shareholders.

In the words of Stewart Bryan, "Integrity connotes absolute honesty, honor and moral fiber, which leads us to do the right things. It is the compass that guides us as we go down the road of both business and journalism. Quality and innovation are based on integrity."

Excellence in Journalism

Media General is a content company, and our core strength is excellent local journalism. We provide high-quality news, information and entertainment over a variety of platforms that our customers want to use — newspapers, broadcast television stations, and Web sites.

Our journalists are dedicated to the principles of accurate and fair reporting. Excellent journalism is critical because people have choices. They will be loyal readers and viewers only if they believe we deliver consistent value. We serve our audience in several key ways.

Our traditional role as a watchdog, holding the powerful accountable and serving as an advocate for our audience, continues. But we have to do more than provide our audience with information about the important issues of the day. We must also provide news and information that connects people to local institutions and helps them function as participating members of their community.

In 2003, there were a number of opportunities to showcase our excellent journalism on high-profile stories. A notable example was our coverage of the Iraq war. Rex Bowman, a Richmond Times-Dispatch reporter in the Roanoke, Va., bureau, spent six weeks as our only embedded war correspondent. He traveled with the First Marine Division and wrote stories about soldiers from a number of towns served by our media properties. His stories were used widely across the enterprise, and, in many instances, were the first opportunity families had to learn how their loved one was doing. Many family members wrote to let us know how much this line of communication meant to them.

Another big story of 2003 was Hurricane Isabel. Media General reporters, meteorologists, photographers, videographers and satellite truck operators from all over the company headed for North Carolina and Virginia to cover the storm. Hundreds of other employees put together newspapers, TV news programs and online content.

Our strong journalistic and convergence capabilities also were highlighted in our coverage of the 2003 Super Bowl. Our news coverage and our advertising revenues were boosted by the win by the Tampa Bay Buccaneers.

While we do not pursue excellent journalism to win prizes, we are often recognized for the quality of our work. In 2003, Mark Holmberg, a Richmond Times-Dispatch columnist, was a Pulitzer Prize finalist. KWCH in Wichita, Kan., and TBO.com, in Tampa, won national Edward R. Murrow awards. Other Media General newspapers, television stations and Web sites won national, regional and state awards.

Strong Community Partnerships

All Media General properties are part of their communities and a reflection of their communities. Nineteen of our 25 daily newspapers have served their communities for more than a century, and 18 of our 26 television stations date back to the early days of broadcasting. We stay in touch with our communities through research, and we strive to cover the issues that our readers and viewers find most relevant to their lives.

Another important aspect of being a community partner is our support for local schools through our Newspaper In Education programs. We also support the many non-profit organizations working in our communities to create a better quality of life. Employees throughout the company make important contributions to the betterment of our communities every day.

Financial Reporting and Corporate Governance

Media General believes in and practices full, fair and timely financial reporting and disclosure. Long before the highly-publicized events that led to passage of the Sarbanes-Oxley Act of 2002, the company had in place effective accounting and internal control procedures designed to ensure that its reported financial results were accurately presented and that its assets were appropriately safeguarded.

The major reason for operating a sophisticated financial accounting system is to gain understanding of, and to react appropriately to, changing events. A strong accounting system provides the information needed for good financial understanding and good financial reporting. It also strongly enhances the efficacy of the work performed by both internal and external auditors.

For shareholders and managers alike, just *having a good system is not enough.* What is important is how we use that information to develop a financial reporting package. Corporate and divisional leadership sets the tone from the top. We are committed to report the economic substance of our transactions, not search for loopholes. This approach will always stand us in good stead with the investing public, with our shareholders and with the federal regulatory and taxing authorities.

We are a conservative company. We do not want to surprise anyone. We try to write in plain English. Integrity is our number one value, and shareholders can rest assured that it guides all of our financial practices.

Media General complies with all of the regulations required by Sarbanes-Oxley, the Securities and Exchange Commission and the New York Stock Exchange. All members of the Audit and Compensation committees of the Board of Directors were independent directors long before the new rules governing the composition of these committees were instituted. Media General's values and our Code of Business Conduct and Ethics guide behavior at every level of the company.



This convergence news meeting in Tampa helps editors plan daily stories.



WFLA Chief Meteorologist Steve Jerve prepares a weather forecast.



Rebecka Boyd, multimedia designer, and Ralph Mathes, product design manager, develop new interactive products.


Hayworth Christian School
Closed Tuesday
JOURNAL
Lifting the Curtain
On a Shameful Era

Newspapers

The Publishing Division began 2003 with a goal of delivering one of the largest revenue growth rates in its peer group of newspaper companies. The division met this target with revenue growth of 2.9 percent, the second highest among its peers. The peer group average was 2.1 percent.

While business was slow at the start of the year because of a recessionary climate, the war in Iraq and high unemployment rates, by midyear it began to improve. Employment classified advertising turned positive in August after several years of a severe downturn. By October, all three of our largest newspapers reported a year-over-year gain in help wanted linage.

The retail advertising category was energized in September, when two new upscale malls opened in Richmond, Va. The malls brought in more than 80 retailers and restaurants, including Nordstrom, Saks Fifth Avenue, Galyan's Sports and Outdoor Adventure, Pottery Barn and Crate & Barrel.

National advertising strengthened substantially after the first quarter and remained very strong for the rest of the year, driven by telecommunications, financial and healthcare spending.

Circulation revenue growth was also a major accomplishment in 2003. Media General newspapers' net paid circulation grew by 10,143 copies, or 1.2 percent, daily and 7,233 copies, or 0.7 percent, Sunday. Most other newspaper companies showed declines in circulation for the year. The Tampa Tribune was among the fastest-growing major metropolitan newspapers in the country. Daily circulation at the Tribune rose by 3.5 percent, and Sunday circulation grew 2 percent.

Four Media General newspapers were the fastest-growing daily newspapers in their respective states: the Manassas Journal Messenger in Virginia, the Jackson County Floridan in Florida, the Hickory Daily Record in North Carolina, and the Opelika-Auburn News in Alabama.

A significant contributor to our circulation gains was the launch in 2002 of a Publishing Division initiative that focuses intensely on increasing readership. The initiative, which is ongoing, involves in-depth market research, identifying top community issues, providing content that addresses the community needs revealed by the research, and redesigning newspapers to make them more reader friendly.

In 2003, the Bristol Herald Courier in Bristol, Va., and the Opelika-Auburn News in Alabama were redesigned.

In addition to the readership initiative, new database systems enhance our ability to retain subscribers and add new ones. Another initiative that emphasizes "over-the-top" customer service has also supported circulation growth.

The focus of our newspapers on excellence in journalism was evident last year in the number of national, state, regional and local awards for our reporting and photography.

For more information about the Publishing Division, see pages 19 and 36.

Key Accomplishments

- Publishing Division revenue growth of 2.9% was the second-highest in its newspaper industry peer group
- Circulation revenue growth of 1% also was second-highest among Publishing's peers
- The Tampa Tribune was one of the fastest-growing major metropolitan newspapers in America, both daily and Sunday

2003 PUBLISHING REVENUES

$544 million



- Classified 32%
- Retail 25%
- National 6%
- Preprints 15%
- Circulation 16%
- Other 6%

The Winston-Salem Journal and journalnow.com won many national, regional and state awards in 2003 for a compelling series on the history of forced sterilization in North Carolina. (From left) Metro Columnist Phoebe Zerwick, Assistant Managing Editor Ken Otterbourg and Leslie Overstreet, a news assistant, discuss a story from the series.

Broadcast Television

Key Accomplishments

- Gross time sales increased 4.4%, excluding political revenues
- Continuously improving the quality of local news led to higher ratings
- Media General stations won a national and two regional Edward R. Murrow awards

2003 BROADCAST TIME SALES

$286 million



Local 61%
National 36%
Political 3%

The principal goal of the Broadcast Division in 2003, an off-election year, was to recapture a significant portion of the record political revenues generated in 2002. The division developed and implemented a number of new initiatives aimed at increasing local advertising sales. Local advertisers provide the greatest potential for growth because that is where we can develop relationships and focus on the needs of our clients.

Despite an unexpectedly difficult selling environment, due to the soft economy and Iraq war, the division achieved its goal. While political revenues were down year-over-year by nearly $25 million, total time sales declined by only $13.4 million.

Local time sales increased more than $10 million. This was accomplished by implementing sophisticated sales training programs and expanding the sales staffs at a number of stations. As a result, our sales teams sharpened their skills, learned to more effectively manage their accounts and strengthened client relationships through customer-focused selling strategies.

A new account management system helps them focus attention on the key accounts that produce the bulk of our business. Our new Central Traffic Operation, installed in Tampa, helps our stations manage and price their inventory for optimal results.

National time sales increased $1.4 million for the year, driven by growth in the automotive, financial and telecommunications categories. Our national sales have also increased as the result of our dedicated national sales teams in New York and Atlanta maximizing sales opportunities for all Media General stations

On the news side, Media General's 26 stations continued to improve the quality of their coverage. Many of our stations also upgraded their entertainment programming by adding Dr. Phil and other popular programs.

Our stations devote significant resources to research to ensure that we are providing the kinds of news, information and entertainment our viewers want and need.

We also conduct internal peer reviews, in which news directors critique each other's broadcasts. As a result of our continuous improvement efforts, ratings were up at a number of our stations in 2003.

In the November ACNielsen rating period, 14 stations improved, eight were even with the prior year, and only four stations declined in audience ratings. According to the report, 20 of our 26 stations were ranked one or two in their respective markets from sign-on to sign-off.

Media General stations won numerous journalism awards in 2003 on the state, regional and national levels. KWCH in Wichita, Kan., won a national Edward R. Murrow award for six weeks of stories about a mass murder case. The station also won a regional award for a news series about a conflict within a local school district. WSLS in Roanoke, Va., won four regional Murrows, and WFLA in Tampa received a regional Murrow.

For more information about the Broadcast Division, see pages 19 and 36.

Anchors Pamela Graham and Tom Crabtree on the set at News Channel 7, WSPA in Spartanburg, S.C. Production Technician Nick Gosnell gets the right shot on the expansive new set that had its debut on Super Bowl Sunday, February 1, 2004.




TBO.com
TBO

Interactive Media

In 2003, Interactive Media Division revenue grew nearly 60 percent. In October, the division passed the $1 million monthly revenue mark for the first time since its launch on January 1, 2001. Unique visitors to our Web sites have increased approximately 50 percent since launch, as we have developed new products, and enhanced the content, design and ease of navigation of our online enterprises.

Classified advertising continued to account for the largest share of online revenues and represents our greatest growth opportunity. Banners, sponsorships and special promotions also continued to grow. The division focused on improving the journalism and overall content of all Web sites. As a result, page views increased 15 percent for the year.



Classified revenues in 2003 increased nearly 50 percent to $6 million. Classified ads upsold from our newspapers to our Web sites have become very successful. Our sell-through rate averages 80-85 percent.

Our "Seeker" series — CarSeeker, CareerSeeker and HomeSeeker — has been very successful. These are aggregated, regionalized databases for the automotive, employment and real estate markets. Each Seeker is designed to help advertisers list their complete inventory and provide an efficient means for shoppers to find listings of interest.

Classified advertisers can now place their ads online in a growing number of our markets. They not only enjoy the convenience of 24-hour self-service; they also tend to order larger ads than when they place them through traditional means, which boosts revenues.

Our Web sites do much more than recycle content from their newspapers and television station partners. We have added multimedia enhancements, regional reports and substantially increased our online coverage of breaking news.

We also are expanding our reach and generating new revenues with premium interactive games. Media General is developing the capacity to participate in this fast-growing market with Boxerjam, a producer of game shows and puzzles. We have 2 million registered users, 500,000 of whom are active and play at least once per month. We are registering approximately 700 new users a day. Revenue streams include advertising from skill-based tournaments, game download fees, and subscriptions. Boxerjam delivers this entertainment through a Web site and provides weekly puzzles for print publications and game content for interactive-TV.

Our Web sites won several awards in 2003, including a national Edward R. Murrow award received by TBO.com in Tampa for best Web site, its second such honor. WKRG.com in Mobile, Ala., and WSAV.com in Savannah, Ga., won regional Murrow awards.

For more information about the Interactive Media Division, see pages 20 and 36.

TBO.com in Tampa won several awards, including a national Edward R. Murrow award. (From left) Sabina Espinet-Todd; Carl Lisciandrello, team leader; Clarisa Gerlach, community producer and Marty Strasen, sports and weather producer.

Key Accomplishments

- Revenue increased by nearly 60% over 2002
- Classified revenues were up nearly 50% to $6 million
- Page views at all Media General sites increased 15%

2003 INTERACTIVE MEDIA REVENUES

$10 million



- Classified 62%
- Local 20%
- National 7%
- Other 7%
- Boxerjam 4%

Southeast Focus and Convergence

Key Accomplishments

- Four convergence partnerships developed market-based strategic plans for the first time
- The Publishing Division took newspaper clustering to a new level with an initiative to leverage the resources of our three metro newspapers for the benefit of our community papers
- The Broadcast Division launched a new centralization project, bringing together master control operations for 11 CBS stations at WSPA

We are unique among media companies with our Southeast Focus. This region has been our market for more than 150 years. We know it well and cover it effectively. Growth in our region has been much stronger than the national average, and that is expected to continue, especially in Florida, Georgia, North and South Carolina, and Virginia.

Tampa and Richmond, our two largest markets, are among the top 20 cities in America for having a favorable business climate, according to Inc. Magazine's March 2004 report. The study identified cities that have been most successful adding jobs and having a diverse economic base.

Our regional focus provides abundant opportunities for innovation. The close proximity of our operations enables us to maximize our resources across markets and media platforms. Our innovations include clustering our newspaper operations, centralizing our Broadcast operations, and convergence of multimedia. As a result of these innovations, we have realized new revenue growth, often through cross selling, and we have achieved significant operating efficiencies.

Convergence

Media General has become a world leader in convergence. Our approach to convergence brings together the unique strengths of newspapers, television and the Web to provide our customers with a higher-quality product than they could obtain from just one medium.

We have proven that convergence makes sense journalistically, because we can improve quality by providing faster, deeper news coverage. When quality improves, circulation and audience share increase, and revenues grow.

Convergence at Media General has been implemented to varying degrees in six markets. Our most advanced convergence market is Tampa, where we own and operate The Tampa Tribune, WFLA, and TBO.com. After several years of working together informally, these three news organizations moved under one roof in 2000. They quickly demonstrated that they could combine their strengths to find better ways to gather and present the news.

In Tampa, convergence is a way of life. In 2003, for the first time we created a single executive position to oversee the three business units. We also consolidated the sports departments for the Tribune and WFLA into one unit that serves all three media, another first. Sales executives collaborated on major accounts and jointly prospected for new business. Multimedia reporting enhanced our coverage of breaking news and also provided more depth and impact.

Media General has implemented convergence in five other markets: Bristol, Va.-Johnson City, Tenn.; Roanoke-Lynchburg-Danville, Va.; Florence-Myrtle Beach, S.C.; Columbus, Ga.-Opelika, Ala.; and Panama City, Fla.-Dothan, Ala.

WJHL and the Bristol Herald Courier have one of the more advanced partnerships for a collaboration that does not operate under one roof. They have launched several new products that have succeeded from both a news coverage and revenue generation perspective. Medical Watch, a print product with a televi-

In Central Virginia, we have a heightened commitment to convergence under the leadership of WSLS Vice President and General Manager Kathy Mohn (center), who previously served as general manager of KWCH, a national Edward R. Murrow award winner. Meeting with her are (clockwise): Alicia Dean, weekend reporter/medical reporter; Melissa Preas, assistant news director and Jessica Ross, 11 p.m. producer.


WSLS 10
News Channel 10
on your side

Media General is much more than a collection of properties. We deliver value by operating as a multimedia enterprise. We are committed to serving more people better through convergence.

sion station brand identification, was launched in January 2003. Advertising packages include print, TV spots and online banners. Tri-Cities Market Place, a new classified advertising vehicle, serves the entire market in print and online.

Later in 2004, a fiber optic cable will link the newsrooms of WJHL and the Bristol Herald Courier, speeding transmission of photos and video, and facilitating coordination between the newsrooms, which are miles apart. With a production set in the Bristol Herald Courier's newsroom, we will be able to provide live reports on WJHL.

In South Carolina, WBTW is building a mini-studio in the office of the Florence Morning News that will allow us to do live broadcasts from the newsroom at the Morning News. Also, the reporters at the newspaper will be able to interact with WBTW's anchors to provide in-depth detail and analysis of the latest news information.

Our convergence successes in 2003 included coverage of Hurricane Isabel, the devastating storm that struck North Carolina and Virginia in mid-September. Our print, broadcast and online staffs shared resources, personnel and information across media and across the region, resulting in improved reports in all media. This approach moved our operations forward on the convergence front, especially in places where working together is not an everyday routine.

Our television station in North Carolina, WNCT, was pivotal because of its proximity to the storm. The Broadcast Division deployed personnel and resources from a number of stations to help WNCT cover the fast-breaking story, including WFLA's chief meteorologist, a helicopter and satellite trucks. The Media General storm team provided live coverage to all our stations, plus the networks and national cable providers.

The Interactive Media Division developed a Hurricane Center that appeared on all of our Web sites with news, photos and graphics from all newspapers and TV stations covering the event. Page views were up 55 percent during the storm, and our weather page views were up 400 percent.

Starting in 2004, we will operate with market-based strategic plans using common measures, such as audience share and share of market, in four of our convergence markets. These are Tampa, Southwest Virginia, Central Virginia, and Florence/Myrtle Beach.

Newspaper Clusters

Within the Publishing Division, newspapers in seven regional clusters are sharing a variety of resources, including printing presses, human resources, management, back-office functions and content.

Cross-selling is becoming an increasingly important part of our business. We have found that in many places regional advertisers prefer to buy space in multiple newspapers, finding it a cost-effective means to extend their reach.

In 2003, we added a new dimension to our clustering initiatives by creating partnerships between our community newspapers and our nearest metro. The goals were to work together to increase revenue and improve efficiencies.

One new opportunity is increased national revenues. Starting in Tampa about five years ago, we developed a group buy for The Tampa Tribune and our nearby smaller dailies. Since then, we have increased national revenues for the two small papers from about $100,000 to more than $1 million annually. We have also added preprint buys from retail advertisers.

Last year, we created partnerships for similar opportunities in Virginia with community newspapers and the Richmond Times-Dispatch, and in North Carolina with the Winston-Salem Journal. We now have national firms representing the expanded markets. These partnerships also provide opportunities to share internal resources and improve operating efficiencies.

With interactive media, every market is a convergence market. Our Web sites source material from their associated newspaper or

television station, and they create original content as well. On the revenue side, our early success has been with newspaper-web site partnerships, largely by upselling classified advertising.

Help wanted advertising is growing again, and Media General has the tools to serve employment advertisers in print and online. In 2003, the company created a new position to oversee the growth and development of classified advertising for print, broadcast and online. Classified advertising has its origins in newspapers, but its future takes new form as a multimedia marketplace serving buyers and sellers with more information and functions than in the past.

Broadcast Centralization

The Broadcast Division has undertaken several innovative steps to centralize operations.

In 2000, the division centralized its stations' traffic operations at WFLA in Tampa. Division and station managers can now instantly access information in a standardized format. This uniform data helps them make informed decisions quickly. Sales managers identify trends that enhance our ability to maximize advertising revenue. The operation also helps standardize each station's account management, allowing for more detailed information in each market to better serve customers.

In 2003, centralization was applied to master control. New technical advances have made it possible to monitor and switch the on-air signals and manage all CBS programming, local news and commercials from a central location. Work began to centralize master control for 11 of our CBS stations at WSPA in Spartanburg, S.C. When completed in late 2004, we will be able to provide our viewers with a more consistent on-air signal, and the project will deliver significant cost efficiencies.

Separately, Media General television stations are on the air with new digital broadcast transmitters delivering High Definition programming, with the exception of our five satellite stations. These stations will convert to the new technology in the next few years.



At the Richmond Times-Dispatch, Mike O'Brien (front), master journeyman; checks quality at the folding operation, while Joe Grandison (center), master journeyman; and Peter Vlahakis (back), apprentice, both check ink coverage.



In the new master control broadcast center in Spartanburg, S.C. are: (from left, foreground) Matt Heffernan, general manager, Central Broadcast Operations; (back left), Richard McClain, chief engineer, WDEF; (back right), Fred Vinson, chief engineer, WIAT; and (seated, middle), Jim Barnes, chief engineer, WRBL.

Financials

17 Management's Discussion and Analysis

24 Management's Statement of Responsibility and Report of Independent Auditors

25 Financial Statements

30 Notes to Financial Statements

45 Quarterly Review

46 Ten-Year Financial Summary

48 Corporate Directors and Officers

50 Corporate Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion addresses the principal factors affecting the Company's financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found in this report.

OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States operating in three divisions: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and nearly 100 other publications, 26 network-affiliated television stations, and operates more than 50 online enterprises. Media General's revenues are driven primarily by advertiser spending. While these revenues come from many different sources, the common denominator that influences most advertiser spending is the state of the economy. The Company faced challenges in 2003, particularly early in the year, in its effort to achieve revenue growth. First, 2003 was an odd-numbered year which, for the Company's Broadcast TV operations, translated into the absence of Olympics-related advertising and a slow Political advertising year; second, heightened geopolitical concerns over the war in Iraq and the unsettled economy led to cancellations or delays in some advertiser spending across all business segments. The Company recognized the strained advertising environment early in the year, and quickly put cost containment measures in place without wholesale personnel reductions or critical capital expenditure cancellations. Accordingly, the Company's infrastructure remained strong and the Company was in a position to take advantage of the economic upturn that began in the latter part of the year.

The Interactive Media Division (IMD), launched in January 2001, operates in conjunction with the Publishing and Broadcast Divisions to foster the Company's strategy of convergence by delivering information and entertainment through the Company's existing websites, by capitalizing on new online growth opportunities, and by providing expanded choices for advertisers, readers, viewers and users. In markets where the Company owns both a newspaper and a television station, news, photos and graphics are actively shared. This has increased the Company's ability to be first with breaking news in these markets and has spurred more in-depth reporting that combine print, broadcast and online formats to deliver superior content to our audiences, regardless of medium. These convergence efforts, initially focused in Tampa, continue to thrive there and are deepening their roots in many other Media General markets. The Company also made significant progress in 2003 by deploying key personnel in leadership positions which facilitated the implementation of certain market-based strategic plans. Tangible results from the Company's efforts can be seen in the form of regional cross-branded products, as well as the launch of new market-specific products, and a 50% year-over-year increase in revenue related to IMD's classified upsell arrangements where customers pay an additional fee to have their advertisements placed online simultaneously with their publication in the Company's newspapers.

In June 2003, the Federal Communications Commission (FCC) revised its ownership regulations. The FCC's new rules would allow cross-ownership of broadcast stations and newspapers in all large markets, and would allow cross-ownership on a more limited basis in all but the smallest markets. The new regulations, including new television duopoly rules, were put on hold temporarily as part of a judicial review process. While the Company would have preferred that the ban on cross-ownership be lifted in all markets, the FCC's new rules effectively confirm the strategy underlying several earlier acquisitions by the Company, and they would afford the Company greater opportunities to expand its convergence efforts in the Southeast. A court decision on the FCC's new rules is expected this summer.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risks, and financial condition. Actual results could differ from those estimates. The Company's most critical accounting estimates and assumptions are in the following areas:

Intangible assets

As discussed in Note 2 to the accompanying "Notes to Consolidated Financial Statements," in 2002 the Company adopted SFAS No. 142 and recorded an after-tax impairment charge of $126.3 million. The Company reviews the carrying value of goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year or if events indicate impairment may have arisen, utilizing a discounted cash flow model. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth quarter 2003 test indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company's performance and overall market conditions, future impairment charges are possible.

In December 2003, the Securities and Exchange Commission indicated that television network affiliation intangible assets should not have indefinite lives. Accordingly, the Company initiated amortization of its network affiliation intangibles in December using a 40-year life, the period over which the Company amortized its network affiliation agreements prior to the adoption of SFAS No. 142. This results in approximately $4.4 million in annualized amortization. The Company continues to have good relationships with each of its affiliated networks as exemplified by the fact that the average time its stations have held their current affiliation is 37 years and the median time is 47 years. The Company believes that network affiliated stations are inherently more valuable than their independent station counterparts due to their enhanced ability to garner viewers and advertisers.

Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company's

pension and other postretirement plans requires the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trends. The actuarial assumptions used in the Company's pension and postretirement reporting are reviewed annually with independent actuaries and compared with external benchmarks, historical trends, and the Company's own experience to determine that its assumptions are reasonable. A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2003 of approximately $2.5 million. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $2.5 million or raised by approximately $5 million, respectively, the plans' 2003 expense and would have changed the plans' accumulated benefit obligations by approximately $50 million as of the end of 2003.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers' compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $21 million at December 28, 2003) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company's eventual cost differing from the estimate.

Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of the various audits.

The Company records income tax expense and liabilities in accordance with SFAS No. 109, *Accounting for Income Taxes,* under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company bases its estimate of those deferred tax assets and liabilities on current tax laws and rates as well as expected future income. Therefore, any significant changes in enacted federal and state tax laws or in expected future earnings might impact deferred tax assets and liabilities.

Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries and accountants, that its estimates and assumptions are reasonable and are in accordance with GAAP. Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company. Management has discussed and will continue to discuss the development, selection, and disclosure of key estimates with the Audit Committee of the Board of Directors.

RESULTS OF OPERATIONS

Net income

The Company's 2003 net income of $58.7 million ($2.50 per diluted share) rebounded from its 2002 net loss of $72.9 million ($3.14 per diluted share). Three items have had a substantial impact on the Company's comparable results over the past few years. The first was the October 2003 sale of Media General Financial Services, Inc. (MGFS), a component of the Company's Interactive Media Division. With the progression of technology over the years, MGFS had migrated from publishing its proprietary data in newspapers to providing its data to online publishers. This evolution, combined with Media General's tightened focus, made MGFS less central to the Company's long-term strategy of providing high-quality news, information and entertainment over multi-media platforms. The Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million) on the sale, and reported results from MGFS as income from discontinued operations for all periods presented. The second item was the July 2003 adoption of FIN 46, *Consolidation of Variable Interest Entities,* which resulted in the consolidation of certain VIEs that own real property leased to the Company. The Company added assets (primarily buildings) and liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). The third was the January 2002 adoption of SFAS No. 142 which established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. Upon adoption of SFAS No. 142, the Company ceased amortization of indefinite-lived intangibles and recognized an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements.

Income from continuing operations rose $7 million to $59 million ($2.52 per diluted share) in 2003 from $52 million ($2.24 per diluted share) in the prior year. The majority of this increase was a reflection of fluctuations in two key areas: a substantially lower average interest rate precipitated a 28% reduction in year-over-year interest expense and a solid increase in newsprint selling prices resulted in an $8.2 million reduction in losses from the Company's share of its investment in SP Newsprint Company (SPNC). Conversely, divisional profits were down 2.4% as the Broadcast Division struggled to replace political ad revenues in this off-election year, leading to a 17% year-over-year decline in that Division's segment operating profit.

In 2002, income from continuing operations rose to $52 million ($2.24 per diluted share) from $16.4 million in 2001. The vast majority of this increase was attributable to the absence of $34 million of amortization expense in 2002 due to the adoption of SFAS No. 142. Other meaningful changes which occurred included a $31 million increase in the Broadcast Division's segment operating profit as advertising revenues rebounded strongly across all categories (particularly Political but also aided by the Olympics), offset by a $33 million decline (to a loss of $13.5 million) in results from the Company's share of its investment in SPNC as newsprint prices remained severely depressed throughout the majority of 2002.

Publishing

Operating profit for the Publishing Division decreased a modest $1.9 million in 2003 from the prior year. After adjusting for the Division's $.9 million improvement in the Company's share of The Denver Post's results (from a loss of $.2 million in 2002 to income of $.7 million in the current year), operating profit of the Division's wholly owned operations was down $2.8 million. Despite the challenging advertising climate in early 2003, all advertising revenue categories showed improvement over 2002 with the exception of Retail, which has struggled over the past few years as some advertisers have migrated toward preprints. This shift toward preprints has been felt industry wide as some advertisers view preprint ads as another effective means of reaching their target customers. National advertising appeared to turn the corner in 2003 as a result of strong telecommunication advertising activity. Classified recovered nicely, particularly in the latter part of 2003, as it rebounded from the prior year's weak advertising environment on the strength of real estate advertising and fourth-quarter growth in employment advertising. The accompanying graph clearly depicts the trend of advertisers shifting from certain Retail advertising to Preprints, although the preprint increase was also aided by improved circulation results.

PUBLISHING ADVERTISING REVENUES BY CATEGORY



Publishing Division operating expenses increased $18.3 million in 2003 from the prior year. The majority of this increase was attributable to a combination of higher employee compensation and benefit costs as well as increased newsprint expense. Employee compensation and benefit costs were up 4.3% from the prior year due to annual salary increases and higher health care and retirement plan expenses. Newsprint expense was up $5.1 million over the prior year as prices continued their gradual ascent which began in August of 2002. A $28 per short ton rise in average price generated $3.7 million of this increase; the remaining $1.4 million was attributable to additional consumption resulting from expanded advertising linage, circulation increases and war coverage in early 2003.

The Company's share of results from The Denver Post Corporation (Denver) improved $.9 million to income of $.7 million in 2003. The increased year-over-year results were attributable to improved operating revenues (driven by increases in National advertising, Preprints and Circulation revenues) combined with the absence of certain prior-year expenses associated with the formation of the Joint Operating Agreement (JOA) with the Denver Rocky Mountain News.

Operating profit for the Publishing Division decreased $2.8 million (2.2%) in 2002 from 2001. Adjusting for a $3.3 million decrease in the Company's share of Denver's results, operating income of the Division's wholly owned operations remained essentially level with the prior year. Lethargic Classified and Retail advertising left the industry in a state of guarded awareness in response to the depressed advertising climate, and led the Company to continue its focus on cost containment. Weak Classified advertising revenue was driven by decreased employment linage, partially offset by increased automotive advertising revenue that gained strength throughout 2002. Retail advertising was soft across all categories as advertisers remained cautious about the timing of an economic recovery. National held its own and remained relatively stable in 2002, while Preprint advertising showed gains, in part, at the expense of Retail as some advertisers began their migration between these two categories.

Publishing Division operating expenses decreased $14 million in 2002 from 2001. While the Division continued to pursue its cost containment efforts that had been initiated in 2001, the year-over-year savings were rooted in significantly reduced newsprint prices, which were down $17 million (25%) from the prior year. A $121 per short ton average price decline produced almost the entire savings, with a modest 2% decline in consumption generating the remaining newsprint expense reduction. Bad debt expense was down significantly from 2001 due to favorable collection experience, but these savings were more than offset by increased employee compensation and benefit expense, the result of normal salary adjustments and increased retirement plan and health insurance costs.

The Company's share of results from The Denver Post fell $3.3 million to a loss of $.2 million in 2002 from income of $3.1 million in 2001. Excluding the one-time $6.1 million gain generated from the 2001 formation of the Denver JOA, these results improved $2.8 million from a 2001 adjusted loss of $3 million. While Denver's Classified and Retail ad revenues were down commensurate with the industry, the driving factor that facilitated these improved comparative results was a 23% reduction in newsprint costs.

Broadcast

Broadcast operating profit dropped $13.4 million in 2003 as the Division faced several challenges in its effort to achieve revenue growth. First, 2003 was an odd-numbered year, which meant that it was both an extremely slow Political advertising year and that there was no Olympics-related advertising. The Division experienced a $24.9 million decline in Political ad revenues in this off-election year as Political time sales decreased to just over $7 million. The following chart demonstrates the cyclical nature of Political time sales as well as their magnitude in relation to overall broadcast revenues.



Second, a turbulent geopolitical environment led to cancellations and delays in advertising spending, particularly early in the year. Despite these obstacles, Local advertising surpassed the prior year by more than $10 million (6.2%) on strength in the automotive and furniture categories; the Division pursued its aggressive new business development strategies which included targeting new advertisers and offering client incentives. Led by the automotive category, National advertising demonstrated moderate growth of $1.4 million (1.4%) as advertiser apprehensions subsided and the economy began to stabilize.

The nominal increase in the Broadcast Division's operating expenses of $.7 million in 2003 was primarily the result of higher sales-related expenses associated with revenue enhancement programs in an effort to replace the expected decrease in Political advertising. Additionally, employee benefit and compensation costs rose 1.6% due solely to higher expenses related to health care and retirement plan increases. The cumulative increase in these expenses more than offset an 8.3% decrease in programming costs that resulted from reduced license fees, lower renewal fees for certain programs and several schedule changes. The Division was quite successful in its cost-containment endeavors as operating expenses only rose .3% over 2002 and the majority of that increase was related to advertiser incentives, market research costs and sales development costs as a concerted effort was put forth to stimulate new advertising revenues.

In 2002, the Broadcast Division proved to be the Company's stellar performer, posting a $31 million (64%) increase in operating profit over 2001. While advertising revenues were up across all categories aided by the Olympics early in the year, increased Political advertising made an unprecedented contribution to the Division's success in 2002. Political advertising revenues were more than eighteen times the prior-year's level and supplied almost 11% of total advertising time sales as shown in the earlier graph. While robust Political ad revenues stole the headlines in 2002, increases of more than $9 million each in Local and National advertising revenues over the prior year merit mention as well. The sizeable increase in Political advertising (due primarily to hotly contested local elections, close races in the House and Senate, and issue spending) had the effect of constricting available time spots for both Local and National advertising, thereby allowing for reduced discounting as the Division found itself in a favorable supply-demand position. Local ad revenues climbed on the strength of the automotive and services categories, while National advertising increases were driven by the automotive and corporate categories.

Operating expenses increased $9.8 million in 2002 as compared to 2001. The majority of this increase was attributable to a 6.7% rise in employee compensation and benefits expense due primarily to higher sales commissions and incentive bonuses associated with increased time sales, and to a lesser degree, increased retirement benefit costs. As a testament to the Division's continued attention to its cost containment efforts, 76 cents of each dollar of revenue growth was converted into operating profit in 2002.

Interactive Media

Several items affected the comparative results of the Interactive Media Division and, accordingly, will be excluded from the discussion regarding the Division's operating results. First, late in 2003 the Company completed the sale of Media General Financial Services (a component of the IMD) and began reporting its results as income from discontinued operations for all periods presented. Second, in early 2003 the Company sold its shares of Hoover's, Inc., for $16.8 million to Dun & Bradstreet, producing a pre-tax gain of $5.7 million ($3.7 million net of income taxes). Third, the Company experienced losses and write-offs from its share of certain equity and cost investments in various start-up ventures of $5.2 million in 2002 and $6.6 million in 2001. While the impact of these write-offs was substantial in those years, the Company does not anticipate comparable future write-offs of its existing investments. During 2003, the Company invested approximately $4 million in NTN Communications, Inc. (NTN), including licensing proprietary game content to them. NTN is the only interactive television network in North America that broadcasts multi-player, multi-platform programming to hospitality venues, interactive cable networks, and the Internet. The Company remains open to future investments that would complement its strategic vision by enhancing its convergence efforts.

Absent the above-mentioned items, Interactive Media operating losses increased $.3 million in 2003 compared to 2002. A $3.6 million increase in revenues was driven by a nearly 50% year-over-year rise in Classified advertising as upsell arrangements continued to thrive across the Division. Under these arrangements, customers pay an additional fee to have their classified advertisements placed online simultaneously with their publication in the Company's newspapers. At the Company's three metropolitan newspapers, approximately 75% to 90% of advertisers who place classified ads in print also choose to include their ads online. This sell-through rate is a key indicator of the value that consumers ascribe to online advertising. The accompanying graph exhibits the steep ascent of online Classified advertising over the past three years. Other online revenues associated with the Division's wholly owned websites and portals showed consistent and strong growth.



Beginning with the 2001 rollout of the Interactive Media Division, the Company anticipated increased losses for several years as innovative products were developed and acquired, new advertiser relationships were built, and the infrastructure to support the Division was formed. The Division remains focused on developing new products, securing and retaining high-quality personnel, invigorating revenues through sales initiatives, and enhancing content and design across all the Company's online enterprises. Consistent with the achievement of these goals, divisional operating expenses rose $3.9 million in 2003 over the prior year. Based on the continuation of the strong revenue growth and the maturation of its infrastructure, the Company currently expects the Division to become cash flow positive during 2006.

Excluding the effects of the previously mentioned items, the Division's loss increased to $6.7 million in 2002 from $5.1 million in 2001. A $2.8 million increase in revenues from wholly owned operations was overshadowed by a $4.4 million increase in planned expenses. This 86% year-over-year improvement in revenues was primarily attributable to vigorous Classified advertising which more than doubled in 2002 as classified upsell arrangements with the Company's newspapers were adopted in markets across the Division. The higher expenses were primarily attributable to a 36% rise in employee compensation and benefit expense related to staffing new positions to support the Division's expanded infrastructure. Additionally, in June of 2002 the Company acquired Boxerjam (a provider of multiplayer online interactive games) which contributed to the higher year-over-year expenses as anticipated developmental costs were incurred associated with the relaunch of Boxerjam's products and website in late 2002.

Newsprint

The Company's results are influenced by newsprint prices in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of over one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division's total costs (14% in 2003 and 13% in 2002). While higher newsprint prices are beneficial to SPNC, as they tend to translate into increased profits, they are detrimental to the Publishing Division because they increase production costs. The Company's share of SPNC's annual production is approximately 350,000 short tons, which is more than twice the approximate annual newsprint consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price affects the Company's net income by approximately $120 thousand annually. By virtue of its investment in SPNC the Company is a net producer of newsprint and therefore, a net beneficiary of higher newsprint prices.

Newsprint prices, as shown in the accompanying graph, rose to just over $560 per short ton in the second quarter of 2001, then rapidly descended to below $385 per short ton by August of 2002. Prices hovered around $400 per short ton throughout the remainder of 2002 and began a gradual ascent in 2003 to just over $450 per short ton by the end of the year. The Company's share of results from SPNC over the three-year period reflected these price fluctuations with income of $19.3 million in 2001, rapidly swinging to a loss of $13.5 million in 2002, and producing a reduced loss of $5.4 million in 2003 as prices were on the upswing. The following chart presents the rise and fall of the Company's average newsprint cost per short ton over a three-year span. With newsprint prices rebounding from a twenty-year low in 2002, the Company is expecting the improvement in pricing, which began in 2002, to continue into 2004 and thus yield improved results from SPNC.



Interest expense

Interest expense decreased $13.5 million to $34.4 million in 2003 due in large part to a decrease in the effective interest rate of approximately 140 basis points. Also fueling the reduction, average debt outstanding decreased $63 million for the year despite a $95.3 million addition to debt in 2003's third quarter as a result of the adoption of FIN 46, *Consolidation of Variable Interest Entities,* which is discussed more fully in Note 1. Interest expense decreased $6.4 million to $47.9 million in 2002 due almost entirely to an $87 million decline in average debt outstanding.

During the first quarter of 2003, all four of the Company's interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million began. These swaps are part of an overall interest-rate risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These instruments are not intended to be traded for profit or loss. They are cash flow hedges with maturities in 2004 and 2005 that effectively convert the covered portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.3% at December 28, 2003. Additionally, during 2001 the Company issued $200 million in five-year senior notes with a fixed coupon rate of 6.95%. If short-term interest rates were to be either higher or lower by one percentage point throughout 2004, and assuming the Company's interest rate swap agreements continued as described above and long-term debt remained unchanged from year end, the Company's interest expense and income before taxes would change by approximately $3 million. This amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap agreements.

Income taxes

The Company's effective tax rate on income from continuing operations was approximately 37%, 39% and 42% in 2003, 2002 and 2001. The decline in 2003's rate was attributable to a decrease in the proportion of certain nondeductible benefit plan expenses, as well as to higher utilization of certain fuel tax credits. The decrease in 2002's tax rate was largely due to the impact of ceasing to amortize indefinite-lived intangibles due to the previously mentioned adoption of the new standard on goodwill and intangible assets.

LIQUIDITY

As of December 28, 2003, long-term debt and other specified obligations of the Company included:

(In millions)	Payments Due By Periods				
Contractual obligations	Total	2004	2005 2006	2007 2008	2009 and beyond
Long-term debt:					
Revolving credit facility	$ 325.0	$ –	$ 325.0	$ –	$ –
Universal shelf registration	199.9	–	199.9	–	–
Borrowings of VIEs	95.3	–	–	95.3	–
Other	7.0	7.0	–	–	–
Operating leases[1]	21.6	4.7	6.2	3.7	7.0
Broadcast film rights[2]	74.6	14.3	35.4	21.6	3.3
Pension plan contribution[3]	35.0	35.0	–	–	–
Estimated benefit payments from company assets[4]	91.7	5.1	12.3	15.8	58.5
Purchase obligations[5]	118.3	90.6	11.3	7.0	9.4
Total specified obligations	$ 968.4	$ 156.7	$ 590.1	$ 143.4	$ 78.2

[1] Minimum rental commitments under noncancelable lease terms in excess of one year.

[2] Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.

[3] Contribution made in January 2004 for the 2003 plan year; the timing and amounts of future contributions, if any, are dependent on various factors discussed elsewhere in this MD&A.

[4] Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2013.

[5] Includes: 1) all current liabilities not already reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, 3) significant non-ordinary course contract-based obligations.

The Company utilizes various forms of financing in order to provide it with appropriate funding and liquidity. The Company has in place a $1 billion revolving credit facility and a universal shelf registration which allows for combined public debt or equity totaling $1.2 billion (together the "Facilities"). As shown above, at the end of 2003 there were borrowings of $325 million outstanding under the revolving credit facility and $199.9 million in senior notes outstanding under the universal shelf. The Facilities carry cross-default provisions between the revolving credit and the senior notes. The revolving credit has both an interest coverage and a leverage covenant. These covenants which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company's maximum borrowing capacity under the Facilities. A significant drop in the Company's EBITDA or a large increase in the Company's debt level (without a commensurate increase in EBITDA), could make meeting the leverage ratio challenging. However, the Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward. The Facilities are guaranteed by the Company's subsidiaries.

The Company has historically generated strong net cash provided by operations (ranging from $125 million to $173 million per year over the last five years) and expects to continue doing so. Additionally, in the past the sale of operations and investments that were not central to the Company's mission has also generated cash. The Company's philosophy is to use excess cash flow to repay debt, which has the effect of strengthening its balance sheet. A stronger balance sheet enhances the Company's ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to act on acquisition opportunities that fit its strategy. The following table demonstrates the philosophy by showing the major cash flows of the Company over the past three years:

(In millions)

Major cash flows	2003	2002	2001
Net cash provided by operations	$ **151.6**	$ 163.9	$ 125.2
Proceeds from dispositions	**29.3**	–	–
Capital expenditures	**(28.0)**	(33.3)	(54.4)
Dividend payments	**(17.8)**	(16.7)	(15.6)
Pension plan contribution	**(21.0)**	–	–
Other	**(2.7)**	21.3	(9.0)
Cash available	**111.4**	135.2	46.2
Acquisitions	**(0.4)**	(1.1)	(1.8)
Repayment of debt	$ **111.0**	$ 134.1	$ 44.4

As noted above, the Company made a $21 million contribution to its retirement plan trust at the beginning of the third quarter of 2003; it has made an additional $35 million contribution in the first quarter of 2004. The Company's retirement plan, like many plans, has moved from an overfunded position to an underfunded position resulting in increased pension expense. Despite the solid investment performance of the trust's assets during 2003, declines from 2000 to 2002 in the trust's assets and continuing declines in the discount rates used to value the plan's liabilities have created an underfunded trust. Although not required to do so, the Company elected to make contributions now in an expectation of reducing the ultimate amount that it would need to contribute. While the amount and timing of further contributions, if any, will directly depend upon future changes in market values, rates of return, discount rates, plan benefits and design, among other factors, the Company believes that its current actions were the appropriate steps to take for the long-term benefit of the retirement plan and the Company.

The Company expects that net cash flows from operations over the next 12 months will provide it with sufficient resources to manage working capital needs, pay dividends, finance a higher level of capital expenditures, and make pension contributions; it will look to the unused portion of the Facilities to take advantage of any new acquisition opportunities that may arise. The Company also believes that the strength of its balance sheet will enhance its ability to renegotiate its revolving credit facility prior to the expiration of that facility in 2006.

OUTLOOK FOR 2004

The Company anticipates the gradual economic recovery which began in late 2003 will gain momentum throughout 2004. The Broadcast Division should benefit greatly from the return of Political advertising and the Summer Olympics in this even-numbered year. The Publishing Division expects to capitalize on increased ad revenues as advertisers' apprehensions are eased by the less tumultuous state of the economy. The Interactive Media Division is looking forward to a healthy increase in revenues as key market-based initiatives are rolled out across the Division. The slow ascent of newsprint prices which began in 2002 is expected to continue into 2004. By virtue of its investment in SPNC, the Company would be a net beneficiary of such newsprint price increases which typically translate into a meaningful operating performance improvement for SP Newsprint in 2004. For the past several years, the Company has focused on cost-containment without sacrificing its core infrastructure; in 2004 the Company plans to build long-term value for its shareholders by making strategic capital investments to enhance its current operations and expand its convergence efforts in the Southeast.

****

Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, pension contributions, advertising levels and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates," "intends" and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, the performance of pension plan assets, health care cost trends, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company's results of operations and its financial condition.

Management's Statement of Responsibility

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with Management. The financial statements report on Management's stewardship of Company assets. They are prepared in conformity with accounting principles generally accepted in the United States, and accordingly include amounts that are based on Management's informed estimates and judgments. Non-financial information included in the annual report has also been prepared by Management and is consistent with the financial statements.

Media General, Inc., maintains an accounting system and related controls designed to provide reasonable assurance that there is proper authorization and accounting for all transactions, that financial records are reliable for preparing financial statements, and that assets are safeguarded against loss or unauthorized use. The system is supported by written policies and guidelines, a program of internal audit and the selection and training of qualified personnel.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with Management, internal auditors and the independent auditors to review their respective activities and the discharge of their responsibilities.

Media General operates under a strict Code of Conduct that all employees are required to follow without exception. The Code promotes a culture of honesty, excellence and accountability, and requires high ethical standards in all of the Company's relationships, including those with customers, suppliers and government agencies.

January 23, 2004



J. Stewart Bryan III
Chairman and
Chief Executive Officer



Marshall N. Morton
Vice Chairman and
Chief Financial Officer



O. Reid Ashe Jr.
President and
Chief Operating Officer

Report of Independent Auditors

The Board of Directors and Stockholders, Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 28, 2003, and December 29, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 28, 2003, and December 29, 2002, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for variable interest entities to comply with the accounting provisions of FASB Interpretation No. 46.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and certain other indefinite-lived intangible assets to comply with the accounting provisions of Statement of Financial Accounting Standards No. 142.

January 23, 2004
Richmond, Virginia



Consolidated Statements of Operations

(In thousands, except per share amounts)

	Fiscal Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Revenues	**$ 837,423**	$ 831,582	$ 801,620
Operating costs:			
Production	**356,694**	345,647	353,131
Selling, general and administrative	**292,986**	272,430	263,549
Depreciation and amortization	**65,467**	65,401	113,625
Total operating costs	**715,147**	683,478	730,305
Operating income	**122,276**	148,104	71,315
Other income (expense):			
Interest expense	**(34,424)**	(47,874)	(54,247)
Investment income (loss) – unconsolidated affiliates	**(4,672)**	(14,129)	19,949
Other, net	**10,666**	(115)	(8,414)
Total other income (expense)	**(28,430)**	(62,118)	(42,712)
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	**93,846**	85,986	28,603
Income taxes	**34,800**	33,944	12,170
Income from continuing operations before cumulative effect of change in accounting principle	**59,046**	52,042	16,433
Discontinued operations:			
Income from discontinued operations (net of income taxes of $551 in 2003, $787 in 2002, and $852 in 2001)	**964**	1,377	1,491
Gain on sale of operations (net of income taxes of $3,860 in 2003 and $160 in 2001)	**6,754**	–	280
Cumulative effect of change in accounting principle (net of income tax benefit of $3,420 in 2003 and $12,188 in 2002)	**(8,079)**	(126,336)	–
Net income (loss)	**$ 58,685**	$ (72,917)	$ 18,204
Earnings (loss) per common share:			
Income from continuing operations before cumulative effect of change in accounting principle	**$ 2.56**	$ 2.27	$ 0.72
Income from discontinued operations	**0.33**	0.06	0.08
Cumulative effect of change in accounting principle	**(0.35)**	(5.51)	–
Net income (loss)	**$ 2.54**	$ (3.18)	$ 0.80
Earnings (loss) per common share – assuming dilution:			
Income from continuing operations before cumulative effect of change in accounting principle	**$ 2.52**	$ 2.24	$ 0.71
Income from discontinued operations	**0.33**	0.06	0.08
Cumulative effect of change in accounting principle	**(0.35)**	(5.44)	–
Net income (loss)	**$ 2.50**	$ (3.14)	$ 0.79

Notes to Consolidated Financial Statements begin on page 30.

Consolidated Balance Sheets

(In thousands, except shares and per share amounts)

ASSETS

	December 28, 2003	December 29, 2002
Current assets:		
Cash and cash equivalents	**$ 10,575**	$ 11,279
Accounts receivable (less allowance for doubtful accounts 2003 – $7,011; 2002 – $6,778)	**113,226**	112,399
Inventories	**6,171**	4,101
Other	**32,649**	32,773
Total current assets	**162,621**	160,552
Investments in unconsolidated affiliates	**89,994**	93,370
Other assets	**60,277**	68,140
Property, plant and equipment, at cost:		
Land	**32,877**	32,002
Buildings	**269,842**	182,945
Machinery and equipment	**503,985**	489,648
Construction in progress	**10,669**	7,062
Accumulated depreciation	**(383,285)**	(338,938)
Net property, plant and equipment	**434,088**	372,719
Excess of cost over fair value of net identifiable assets of acquired businessess	**832,004**	832,004
FCC licenses and other intangibles	**807,771**	820,226
Total assets	**$ 2,386,755**	$ 2,347,011

Notes to Consolidated Financial Statements begin on page 30.

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 28, 2003	December 29, 2002
Current liabilities:		
Accounts payable	$ **22,210**	$ 20,967
Accrued expenses and other liabilities	**83,424**	88,646
Income taxes payable	**8,769**	1,888
Total current liabilities	**114,403**	111,501
Long-term debt	**531,969**	642,937
Borrowings of consolidated variable interest entities	**95,320**	–
Deferred income taxes	**362,769**	345,178
Other liabilities and deferred credits	**174,833**	188,141
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock ($5 cumulative convertible), par value $5 per share, authorized 5,000,000 shares; none outstanding		
Common stock, par value $5 per share:		
Class A, authorized 75,000,000 shares; issued 22,989,506 and 22,652,466 shares	**114,947**	113,262
Class B, authorized 600,000 shares; issued 555,992 shares	**2,780**	2,780
Additional paid-in capital	**34,595**	18,504
Accumulated other comprehensive income (loss):		
Unrealized gain on equity securities	**3,498**	3,607
Unrealized loss on derivative contracts	**(9,757)**	(14,462)
Minimum pension liability	**(44,725)**	(35,924)
Unearned compensation	**(11,670)**	(5,506)
Retained earnings	**1,017,793**	976,993
Total stockholders' equity	**1,107,461**	1,059,254
Total liabilities and stockholders' equity	$ **2,386,755**	$ 2,347,011

Consolidated Statements of Stockholders' Equity

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Compen-sation	Retained Earnings	Total
Balance at December 31, 2000	*22,158,070*	$ 110,790	$ 2,783	$ –	$ (3,481)	$ (2,145)	$ 1,063,975	$ 1,171,922
Net income		–	–	–	–	–	18,204	18,204
Unrealized gain on equity securities (net of deferred taxes of $871)		–	–	–	1,528	–	–	1,528
Unrealized loss on derivative contracts (net of deferred tax benefit of $10,771)		–	–	–	(19,060)	–	–	(19,060)
Comprehensive income								672
Cash dividends to shareholders ($0.68 per share)		–	–	–	–	–	(15,607)	(15,607)
Exercise of stock options	*141,250*	706	–	3,435	–	–	–	4,141
Stock issuances	*120,745*	604	–	5,562	–	(5,908)	–	258
Income tax benefits relating to restricted shares and exercised options		–	–	1,009	–	–	–	1,009
Amortization of unearned compensation		–	–	–	–	1,273	–	1,273
Balance at December 30, 2001	*22,420,065*	112,100	2,783	10,006	(21,013)	(6,780)	1,066,572	1,163,668
Net loss		–	–	–	–	–	(72,917)	(72,917)
Unrealized gain on equity securities (net of deferred taxes of $3,168)		–	–	–	5,560	–	–	5,560
Unrealized gain on derivative contracts (net of deferred taxes of $2,552)		–	–	–	4,598	–	–	4,598
Minimum pension liability (net of deferred tax benefit of $20,500)		–	–	–	(35,924)	–	–	(35,924)
Comprehensive loss								(98,683)
Cash dividends to shareholders ($0.72 per share)		–	–	–	–	–	(16,662)	(16,662)
Exercise of stock options	*250,694*	1,253	–	6,920	–	–	–	8,173
Stock issuances	*3,619*	18	–	180	–	–	–	198
Income tax benefits relating to restricted shares and exercised options		–	–	2,418	–	–	–	2,418
Amortization of unearned compensation		–	–	–	–	1,274	–	1,274
Other	*(21,912)*	(109)	(3)	(1,020)	–	–	–	(1,132)
Balance at December 29, 2002	*22,652,466*	113,262	2,780	18,504	(46,779)	(5,506)	976,993	1,059,254
Net income		–	–	–	–	–	58,685	58,685
Unrealized gain on equity securities (net of deferred taxes of $2,009)		–	–	–	3,498	–	–	3,498
Reclassification of gains included in net income (net of deferred taxes of $2,139)		–	–	–	(3,607)	–	–	(3,607)
Unrealized gain on derivative contracts (net of deferred taxes of $2,659)		–	–	–	4,705	–	–	4,705
Minimum pension liability (net of deferred tax benefit of $4,765)		–	–	–	(8,801)	–	–	(8,801)
Comprehensive income								54,480
Cash dividends to shareholders ($0.76 per share)		–	–	–	–	–	(17,800)	(17,800)
Exercise of stock options	*173,144*	866	–	6,213	–	–	–	7,079
Stock issuances	*157,488*	787	–	8,031	–	(8,645)	–	173
Income tax benefits relating to restricted shares and exercised options		–	–	1,507	–	–	–	1,507
Amortization and forfeitures of unearned compensation	*(3,900)*	(20)	–	(199)	–	2,481	–	2,262
Other	*10,308*	52	–	539	–	–	(85)	506
Balance at December 28, 2003	*22,989,506*	$ 114,947	$ 2,780	$ 34,595	$ (50,984)	$(11,670)	$ 1,017,793	$ 1,107,461

Notes to Consolidated Financial Statements begin on page 30.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Cash flows from operating activities:			
Net income (loss)	$ 58,685	$ (72,917)	$ 18,204
Adjustments to reconcile net income (loss):			
Cumulative effect of change in accounting principle	8,079	126,336	-
Depreciation	46,504	46,693	47,047
Amortization	19,021	18,802	66,685
Deferred income taxes	22,594	18,078	1,340
Provision for doubtful accounts	4,558	3,902	7,966
Investment (income) loss – unconsolidated affiliates	4,672	14,129	(19,949)
Distribution from unconsolidated affiliate	-	4,100	-
Write-down of investments	-	4,793	4,151
Net gain on discontinued operations	(6,754)	-	(280)
Gain on sale of investment	(5,746)	-	-
Net cash provided by operations	151,613	163,916	125,164
Change in assets and liabilities:			
Retirement plan contribution	(21,000)	-	-
Accounts payable, accrued expenses and other liabilities	1,477	10,434	(8,914)
Reduction in advance from unconsolidated newsprint affiliate	(6,667)	-	-
Other, net	(2,416)	(1,732)	8,059
Net cash provided by operating activities	123,007	172,618	124,309
Cash flows from investing activities:			
Capital expenditures	(28,018)	(33,280)	(54,373)
Purchase of businesses	(375)	(1,124)	(1,766)
Proceeds from sales of investment and discontinued operations	29,286	-	-
Contribution to unconsolidated newsprint affiliate	(2,000)	-	-
Other investments	(2,973)	(1,633)	(4,852)
Other, net	520	5,547	4,420
Net cash used by investing activities	(3,560)	(30,490)	(56,571)
Cash flows from financing activities:			
Increase in debt	286,000	251,000	1,236,882
Repayment of debt	(396,968)	(385,091)	(1,281,302)
Debt issuance costs	-	-	(12,211)
Cash dividends paid	(17,800)	(16,662)	(15,607)
Proceeds from stock options exercised	7,079	8,173	4,141
Other, net	1,538	2,594	(908)
Net cash used by financing activities	(120,151)	(139,986)	(69,005)
Net increase (decrease) in cash and cash equivalents	(704)	2,142	(1,267)
Cash and cash equivalents at beginning of year	11,279	9,137	10,404
Cash and cash equivalents at end of year	$ 10,575	$ 11,279	$ 9,137

Notes to Consolidated Financial Statements begin on page 30.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company's fiscal year ends on the last Sunday in December.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned, and certain variable interest entities for which Media General, Inc. is the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in other companies in which the Company has significant influence; generally, this represents investments comprising 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company reevaluates its estimates on an ongoing basis. Actual results could differ from those estimates.

Presentation

Certain prior-year financial information has been reclassified to conform with the current year's presentation.

Revenue recognition

The Company's principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from other online activities. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Amounts received from customers in advance are deferred until earned.

Cash, cash equivalents and short-term investments

Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.

Derivatives

Derivatives are recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in the line item "Other, net" during the period of change. For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the Company's OCI and is reclassified into earnings (interest expense for interest rate swaps and newsprint expense for newsprint swaps) in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company's current earnings during the period of change. Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item "Other assets" or "Other liabilities and deferred credits."

Accounts receivable and concentrations of credit risk

Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States. The Company's trade receivables result from its publishing, broadcast and interactive media operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables. The Company maintains an allowance for doubtful accounts based on both the aging of accounts at period end and specific allocations for certain customers.

Inventories

Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market. The value of newsprint inventories and broadcast equipment is determined by the first-in, first-out, and specific identification methods, respectively.

Broadcast film rights

Broadcast film rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. Program rights and the corresponding contractual obligations are recorded as other assets (based upon the expected use in succeeding years) and as other liabilities (in accordance with the payment terms of the contract) in the Consolidated Balance Sheets when programs become available for use. Generally, program rights of one year or less are amortized using the straight-line method; program rights of longer duration are amortized using an accelerated method.

Property and depreciation

Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Major renovations and improvements and interest expense incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

Intangible and other long-lived assets

When indicators of impairment are present, management evalu-

ates the recoverability of long-lived tangible and finite-lived intangible assets by reviewing current and projected profitability using undiscounted cash flows of such assets. Annually, or more frequently if impairment indicators are present, management evaluates the recoverability of indefinite-lived intangibles by reporting unit using estimated discounted cash flows to determine their fair value.

Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks. Prior to adoption of SFAS No. 142 in 2002, most goodwill was being amortized by the straight-line method over periods not exceeding 40 years; FCC licenses and other intangibles were being amortized by the straight-line method over periods ranging from 3 to 40 years. With the adoption of SFAS No. 142 amortization of indefinite-lived intangibles ceased, but finite-lived intangibles continued to be amortized by the straight-line method over periods ranging from 1 to 12 years; in December 2003 network affiliation intangibles were determined to have a finite life of 40 years and amortization was initiated. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Comprehensive income

The Company's comprehensive income consists of net income, minimum pension liability adjustments, unrealized gains and losses on certain investments in equity securities (including reclassification adjustments), and changes in the value of derivative contracts as well as the Company's share of OCI from its investments accounted for under the equity method.

Stock-based compensation

The Company's three stock-based employee compensation plans, which are described more fully in Note 8, are accounted for in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.71%, 4.91%, and 5.25%; dividend yields of 1.38%, 1.33% and 1.26%; volatility factors of .40, .48 and .48; and an expected life of 8 years.

	Years Ended		
(In thousands, except per share amounts)	2003	2002	2001
Net income (loss), as reported	**$ 58,685**	$ (72,917)	$ 18,204
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(4,450)**	(4,458)	(2,527)
Pro forma net income (loss)	**$ 54,235**	$ (77,375)	$ 15,677
Earnings (loss) per share:			
Basic—as reported	**$ 2.54**	$ (3.18)	$ 0.80
Basic—pro forma	**$ 2.35**	$ (3.37)	$ 0.69
Diluted—as reported	**$ 2.50**	$ (3.14)	$ 0.79
Diluted—pro forma	**$ 2.31**	$ (3.33)	$ 0.68

New accounting pronouncement – variable interest entities

In January 2003 the FASB issued FASB Interpretation 46, *Consolidation of Variable Interest Entities.* In general, the Interpretation requires that the assets, liabilities, and activities of a Variable Interest Entity (VIE) be consolidated into the financial statements of the enterprise that has the controlling financial interest. The Company adopted the Interpretation as of the beginning of the third quarter and began consolidating certain VIEs which own real property leased to the Company. During 2002, the Company entered into lease agreements whereby variable interest entities borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to five years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. Upon adoption of FIN 46, the Company added the assets (primarily buildings) and the liabilities (primarily debt) of the VIE to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). Additionally, beginning with the third quarter, the Company began recognizing non-cash expense for depreciation and amortization, and reporting as interest expense certain amounts which had previously been reported as rent expense. The Company's cash flow was not affected by the adoption of this Interpretation. If the Company had consolidated the VIEs for all periods presented, pretax income would have been lower by $2.8 million, $3 million, and $1.6 million in 2001, 2002 and the first half (prior to adoption) of 2003, respectively, due to

the aforementioned non-cash expense. At December 28, 2003, the Company had assets of approximately $84 million related to VIEs (and pledged as collateral for the VIEs' debt) included on its Consolidated Balance Sheet.

Note 2: Intangible Assets

Effective with the beginning of 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets.* This statement established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. It also established a new method of testing those assets for value impairment. It continued to require recognition of these items as assets but amortization as previously required by APB Opinion No. 17, *Intangible Assets,* ceased upon adoption in fiscal 2002. It also required that these assets be separately tested for impairment annually, or more frequently if impairment indicators arise, at the reporting-unit level using a fair-value-based approach. A reporting unit is defined as an operating segment or one level below an operating segment. The provisions of this statement apply not only to balances arising from acquisitions completed after June 30, 2001, but also to the unamortized balances at the date of adoption. Intangible assets that have finite lives continue to be amortized over their useful life.

At December 30, 2001 (prior to adoption), the Company had net goodwill of $934 million and other intangibles of $865 million. The other intangibles consisted of FCC licenses, network affiliations, assembled workforce, subscriber lists and other broadcast intangibles. Based on provisions in the standard, assembled workforce (approximating $4 million) was combined into goodwill and the useful lives of goodwill, FCC licenses and network affiliations were determined to be indefinite; accordingly, their amortization ceased. Subscriber lists and other broadcast intangibles were determined to have finite lives. These lives were reevaluated and remained unchanged. The indefinite-lived intangibles were evaluated for impairment by reporting unit, using estimated discounted cash flows to determine their fair value. Poor economic conditions in 2001 led to reduced expectations for cash flows in future years. This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements. This impairment loss was attributable to goodwill, network affiliations and FCC licenses in the Broadcast Segment reporting units of $106.2 million, $12.4 million and $7.7 million, respectively. In 2001, income from continuing operations before cumulative effect of change in accounting principle included $20.9 million ($0.91 per diluted share) and $13.2 million ($0.58 per diluted share) related to amortization of goodwill and FCC licenses and other intangibles that ceased upon adoption of SFAS No. 142.

In December 2003, the Securities and Exchange Commission indicated that network affiliation intangibles should not have indefinite lives. Accordingly, in accordance with SFAS No. 142, the Company performed an impairment test of its network affiliations (no impairment was indicated), assigned a 40-year life based on its good relationships with its networks and its long history of renewing these agreements, and initiated amortization.

The Consolidated Statements of Operations includes recorded amortization expense for finite-lived intangibles of $12.3 million and $11.9 million in 2003 and 2002; recorded amortization for goodwill and FCC licenses and other intangibles was $60.5 million in 2001. Currently, intangibles amortization expense, including network affiliations, is projected to be approximately $16.5 million in 2004 and 2005, decreasing to approximately $16 million in 2006 and 2007, and $14.5 million in 2008. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 28, 2003, and December 29, 2002:

	As of December 28, 2003		As of December 29, 2002	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):				
Broadcast	**$ 279,201**	**$ 44,694**	$ 279,201	$ 35,877
Publishing	**34,281**	**20,482**	34,281	17,463
Interactive Media	**2,112**	**751**	2,289	315
Total	**$ 315,594**	**$ 65,927**	$ 315,771	$ 53,655
Indefinite-lived intangible assets:				
Goodwill (including assembled workforce):				
Broadcast	**$ 195,173**		$ 195,173	
Publishing	**636,831**		636,831	
Total goodwill	**832,004**		832,004	
FCC licenses	**558,021**		558,021	
Trademarks	**83**		89	
Total	**$ 1,390,108**		$ 1,390,114	

Note 3: Acquisitions, Dispositions and Discontinued Operations

The Company completed two small acquisitions in 2001 and one small acquisition in 2002. All of these transactions were accounted for as purchases and have been included in the Company's consolidated results of operations since their respective dates of acquisition. Purchase price has been allocated to the assets acquired based on estimated fair values. The excess of the purchase price over the fair market value of the tangible net assets acquired was allocated to subscriber lists, intellectual property and other identifiable intangibles, as well as excess cost over net assets acquired (goodwill) and, through December 30, 2001, was being amortized on a straight-line basis over periods ranging from 3 to 40 years. In accordance with the 2002 adoption of SFAS No. 142, *Goodwill and Other Intangible Assets,* amortization of indefinite-lived intangibles ceased. See Note 2 for a complete discussion of the adoption of this standard.

In October 2003, the Company sold Media General Financial Services, Inc. (MGFS), a component of its Interactive Media Division, to CenterPoint Data, Inc. The Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million). The following results of MGFS have been presented as income from discontinued operations in the accompanying consolidated statements of operations:

	Fiscal Years Ended		
(In thousands)	December 28, 2003	December 29, 2002	December 30, 2001
Revenues	$ **3,854**	$ 5,218	$ 5,556
Costs and expenses	**2,339**	3,054	3,213
Income before income taxes	**1,515**	2,164	2,343
Income taxes	**551**	787	852
Income from discontinued operations	$ **964**	$ 1,377	$ 1,491

In September 2000 the Company sold Garden State Paper (GSP) to an affiliate of Enron North America Corporation; a favorable adjustment resulted in a gain of $280 thousand which was reported in discontinued operations in the third quarter of 2001.

Note 4: Investments

The Company's equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and a 20% interest in the Denver Post Corporation (Denver), which the Company recognizes on a one-month lag. Additionally, the Company has a small interest in a national online database of classified advertising and e-commerce; equity losses recorded by the Company during 2002 reduced the value of this investment to zero. Summarized financial information for the Company's investment in these unconsolidated affiliates is presented in the following chart:

(In thousands)	2003	2002
Current assets	$ **95,444**	$ 112,915
Noncurrent assets	**595,770**	633,698
Current liabilities	**103,642**	94,868
Noncurrent liabilities	**296,756**	351,173

(In thousands)	2003	2002	2001
Net sales	$ **476,997**	$ 435,352	$ 557,117
Gross profit (loss)	**10,196**	(16,459)	113,470
Net income (loss)	**(12,602)**	(44,184)	56,172
Company's equity in net income (loss)	**(4,672)**	(14,129)	19,949

The Company is committed to purchase approximately 40 thousand tons of newsprint annually from SPNC. In 2003, the Company purchased approximately 55 thousand tons of newsprint from SPNC at market prices, which totaled $23 million and approximated 39% of the Company's newsprint needs; in 2002 and 2001, the Company purchased approximately 50 thousand and 40 thousand tons, respectively, of newsprint from SPNC which approximated 38% and 30% of the Company's newsprint needs and totaled approximately $20 million and $22 million in those years. The Company has agreed to contribute additional equity (up to $4.7 million) if SPNC's liquidity, as defined, were to fall below a minimum threshold. This agreement terminates on December 31, 2005. During 2003 the Company returned an advance of $6.7 million to SPNC and made a $2 million pro-rata capital contribution.

Summarized financial information for the Company's investment in SPNC, accounted for by the equity method, is presented in the following chart. Results for 2003 as compared to the prior year were influenced by newsprint selling prices which rose throughout the current year; 2002 results as compared to 2001 were impacted by significantly lower 2002 newsprint selling prices.

SP Newsprint Company:

(In thousands)	2003	2002
Current assets	**$ 93,531**	$ 105,079
Noncurrent assets	**484,926**	505,578
Current liabilities	**99,906**	91,424
Noncurrent liabilities	**239,823**	269,810

(In thousands)	2003	2002	2001
Net sales	**$ 469,151**	$ 421,158	$ 507,306
Gross profit (loss)	**27,416**	(4,622)	106,528
Net income (loss)	**(16,142)**	(40,560)	58,692
Company's equity in net income (loss)	**(5,381)**	(13,544)	19,269

Denver is the parent company of The Denver Post, a Colorado daily newspaper. In January 2001, The Denver Post and the Rocky Mountain News finalized a Joint Operating Agreement (JOA), under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms. A one-time pretax gain of $6.1 million was recorded by the Company in the first quarter of 2001 related to a cash payment received by Denver in conjunction with the formation of the JOA; it is included in the line item "Investment income (loss) – unconsolidated affiliates" on the accompanying Consolidated Statements of Operations. That line also includes the Company's share of start-up costs incurred by Denver related to the initial formation of the JOA. Through June 30, 2004, the Company has an option to sell its 20% interest to Denver's majority owner; if the Company does not exercise this option by that date, the majority owner has an option to purchase the Company's interest in Denver prior to June of 2005. The price in either case would be determined based on independent appraisals of Denver's fair value.

Retained earnings of the Company at December 28, 2003, included $27.4 million related to undistributed earnings of unconsolidated affiliates.

The Company accounts for its other investments under the cost method. During 2003, the Company made an investment of $4 million in NTN Communications, Inc., a publicly traded company to whom the Company has licensed proprietary game content for five years. Also in 2003, the Company sold its shares of Hoover's Inc. (a provider of business information) for $16.8 million and reported a pretax gain of $5.7 million ($3.7 million net of income taxes) which is included in the line item Other, net (after being specifically identified and reclassified from Other Comprehensive Income). Proceeds from the sale were used to repay debt. Additionally, the Company has made various investments in dot.com companies over the last several years. The performance of these investments has mirrored the wider economic situation related to the dot.com industry and several write-downs and write-offs have ensued as a result. In 2002, investments in two companies approximating $4.8 million were written-off due to permanent impairment. The first company, which invests in emerging enterprises, recorded impairment losses in its portfolio. The second company develops additional uses for the digital broadcast spectrum but to date had been unable to produce a commercially viable product; their capital was virtually depleted and their prospects for obtaining more were doubtful. In 2001, approximately $4.2 million was written-off due to the failure of two companies. The first was a provider of software to create community homepages, message boards, etc.; the second was a provider/distributor of content and advertising to websites. While both companies showed some initial success, their inability to retain and attract new customers led to their eventual shutdown or bankruptcy when no new investors could be found.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 28, 2003, and December 29, 2002, was as follows:

(In thousands)	2003	2002
Revolving credit facility	**$ 325,000**	$ 430,000
6.95% senior notes due in 2006, net of discount	**199,937**	199,913
Borrowings of consolidated variable interest entities	**95,320**	–
Bank lines	**7,000**	13,000
Capitalized leases	**32**	24
Long-term debt	**$ 627,289**	$ 642,937

In June 2001 the Company entered into a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Interest rates under the facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (.925% at December 28, 2003), determined by the Company's debt leverage ratio, as defined. Under this facility, the

Company pays fees (0.2% at December 28, 2003) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company's debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

In August 2001 the Company filed a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion and issued $200 million of senior notes due September 1, 2006. The senior notes (sold at a slight discount) pay a coupon rate of 6.95% semi-annually in March and September. Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness. Additionally these notes are currently guaranteed by the Company's subsidiaries.

Long-term debt maturities during the five years subsequent to December 28, 2003, aggregating $627.3 million are as follows: 2004 – $7 million; 2006 – $525 million; 2007 – $95.3 million.

At December 28, 2003, the Company had borrowings of $7 million from bank lines due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 2.1% at December 28, 2003. Additionally, the Company had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) and recorded interest on this debt based on current commercial paper rates. See Note 1 for a further discussion of VIEs.

During the first quarter of 2003, all four of the Company's interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million began. The current swaps are cash flow hedges with maturities in 2004 and 2005 that effectively convert a portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.3% at December 28, 2003. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company's revolving credit agreement. In connection with these interest rate swap agreements, the Company recorded in Other Comprehensive Income after-tax gains of $2.8 million in 2003 and $3.3 million in 2002. There was no impact on net income due to ineffectiveness. If interest rates remain unchanged during 2004, the Company would expect to reclassify a charge of approximately $1.7 million out of OCI and into earnings in the next twelve months associated with interest payments on LIBOR-based debt; this would result in an effective interest rate of approximately 4.6% on the swapped portion of the Company's debt. The Company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company's requirement that the counterparties have a strong credit rating.

The table below includes information about the carrying values and estimated fair values of the Company's financial instruments at December 28, 2003 and December 29, 2002:

(In thousands)	2003		2002	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Investments	**$ 11,662**	**$ 11,662**	$ 18,981	$ 18,981
Liabilities:				
Long-term debt:				
Revolving credit facility	**325,000**	**325,000**	430,000	430,000
6.95% senior notes	**199,937**	**218,815**	199,913	214,248
Borrowings of consolidated variable interest entities	**95,320**	**95,320**	–	–
Bank lines	**7,000**	**7,000**	13,000	13,000
Interest rate swap agreements	**3,054**	**3,054**	7,513	7,513

The Company's investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders' equity. The Company's other investments which do not have readily determinable fair values are carried at cost which approximates fair value. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company's senior notes were estimated, in both years, using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility, bank lines and variable interest entities approximated their fair value.

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company's 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment, which was launched in January 2001, consists of all of the Company's online enterprises and an online provider of games and puzzles.

Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of intangibles is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company's reportable segments, which are managed separately and contain operations that have been aggregated based on similar economic characteristics, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

Information by segment is as follows:

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2003					
Consolidated revenues	$ 544,059	$ 286,233	$ 9,663	$ (2,532)	$ 837,423
Segment operating cash flow	$ 148,104	$ 87,760	$ (5,644)		$ 230,220
Allocated amounts:					
Equity in net income of unconsolidated affiliate	709				709
Gain on sale of Hoover's			5,746		5,746
Depreciation and amortization	(25,896)	(20,988)	(1,360)		(48,244)
Segment profit (loss)	$ 122,917	$ 66,772	$ (1,258)		188,431
Unallocated amounts:					
Interest expense					(34,424)
Investment loss – SP Newsprint					(5,381)
Acquisition intangibles amortization					(12,272)
Corporate expense					(37,271)
Other					(5,237)
Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$ 93,846
Segment assets	$ 941,359	$ 1,201,747	$ 17,335		$ 2,160,441
Corporate					226,314
Consolidated assets					$ 2,386,755
Segment capital expenditures	$ 7,383	$ 19,181	$ 293		$ 26,857
Corporate					1,161
Consolidated capital expenditures					$ 28,018

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2002					
Consolidated revenues	$ 528,514	$ 298,930	$ 6,059	$ (1,921)	$ 831,582
Segment operating cash flow	$ 152,019	$ 101,412	$ (5,936)		$ 247,495
Allocated amounts:					
Equity in net loss of unconsolidated affiliates	(172)		(413)		(585)
Write-off of investments			(4,793)		(4,793)
Depreciation and amortization	(27,000)	(21,285)	(801)		(49,086)
Segment profit (loss)	$ 124,847	$ 80,127	$ (11,943)		193,031
Unallocated amounts:					
Interest expense					(47,874)
Investment loss – SP Newsprint					(13,544)
Acquisition intangibles amortization					(11,933)
Corporate expense					(32,266)
Other					(1,428)
Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$ 85,986
Segment assets	$ 954,828	$ 1,216,521	$ 25,451		$ 2,196,800
Discontinued MGFS assets					1,005
Corporate					149,206
Consolidated assets					$ 2,347,011
Segment capital expenditures	$ 6,543	$ 23,201	$ 1,299		$ 31,043
Discontinued MGFS capital expenditures					2
Corporate					2,235
Consolidated capital expenditures					$ 33,280
2001					
Consolidated revenues	$ 542,100	$ 257,879	$ 3,252	$ (1,611)	$ 801,620
Segment operating cash flow	$ 152,448	$ 69,631	$ (4,769)		$ 217,310
Allocated amounts:					
Equity in net income (loss) of unconsolidated affiliates	3,094		(2,414)		680
Write-off of investments			(4,151)		(4,151)
Depreciation and amortization	(27,858)	(20,708)	(356)		(48,922)
Segment profit (loss)	$ 127,684	$ 48,923	$ (11,690)		164,917
Unallocated amounts:					
Interest expense					(54,247)
Investment income – SP Newsprint					19,269
Acquisition intangibles amortization					(60,475)
Corporate expense					(34,304)
Other					(6,557)
Consolidated income from continuing operations before income taxes					$ 28,603
Segment assets	$ 986,478	$ 1,361,673	$ 17,473		$ 2,365,624
Discontinued MGFS assets					954
Corporate					167,481
Consolidated assets					$ 2,534,059
Segment capital expenditures	$ 7,658	$ 36,703	$ 884		$ 45,245
Discontinued MGFS capital expenditures					96
Corporate					9,032
Consolidated capital expenditures					$ 54,373

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2003	2002	2001
Current:			
Federal	$ **11,403**	$ 10,155	$ (411)
State	**754**	660	599
	12,157	10,815	188
Deferred:			
Federal	**21,384**	21,695	11,513
State	**1,259**	1,434	469
	22,643	23,129	11,982
Income taxes	$ **34,800**	$ 33,944	$ 12,170

Temporary differences which gave rise to significant components of the Company's deferred tax liabilities and assets at December 28, 2003, and December 29, 2002, are as follows:

(In thousands)	2003	2002
Deferred tax liabilities:		
Difference between book and tax bases of intangible assets	$ **324,479**	$ 310,100
Tax over book depreciation	**92,973**	95,041
Other	**10,307**	10,270
Total deferred tax liabilities	**427,759**	415,411
Deferred tax assets:		
Employee benefits	**(32,732)**	(36,250)
Acquired net operating losses	**(3,259)**	(3,267)
Other comprehensive income items	**(30,825)**	(28,718)
Other	**(7,699)**	(10,840)
Total deferred tax assets	**(74,515)**	(79,075)
Deferred tax liabilities, net	**353,244**	336,336
Deferred tax assets included in other current assets	**9,525**	8,842
Deferred tax liabilities	$ **362,769**	$ 345,178

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2003	2002	2001
Income taxes computed at federal statutory tax rate	$ **32,846**	$ 30,095	$ 10,011
Increase (reduction) in income taxes resulting from:			
State income taxes, net of federal income tax benefit	**1,308**	1,362	695
Investment income – unconsolidated affiliates	**(198)**	48	(866)
Amortization of excess cost (goodwill)	**–**	–	3,879
Other	**844**	2,439	(1,549)
Income taxes	$ **34,800**	$ 33,944	$ 12,170

The Company paid income taxes of $8.5 million and $4.3 million, respectively, net of refunds in 2003 and 2002. Net of payments in 2001, the Company received refunds of $1.5 million.

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through fiscal year 1998 and, with the exception of one issue relating to the Company's Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative, which has been asserted on a national level against many large corporate taxpayers with COLI plans. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company's results of operations, financial position or cash flow.

Note 8: Common Stock and Stock Options

Holders of the Class A common stock are entitled to elect 30% of the Board of Directors and, with the holders of Class B common stock, also are entitled to vote on the reservation of shares for stock awards and on certain specified types of major corporate reorganizations or acquisitions. Class B common stock can be converted into Class A common stock on a share-for-share basis at the option of the holder. Both classes of common stock receive the same dividends per share.

Each non-employee member of the Board of Directors of the Company participates in the Directors' Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company's stock price. Expense recognized in 2003, 2002 and 2001 under the plan was $.8 million, $1 million and $1.4 million, respectively.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. At December 28, 2003, the following shares remain restricted under the terms of the plan: 150,400 shares granted in 2003, 114,900 shares granted in 2001, and 62,700 shares granted in 1999. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. All restricted stock granted prior to 1999 has been issued. The plan will continue until terminated by the Company.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2003, 2002 and 2001 was $2.3 million, $1.3 million and $1.3 million, respectively.

Options to purchase Class A common stock were granted to key employees under the 1976 and 1987 nonqualified stock option plans prior to the 1995 LTIP. The Company will not make any future awards under these two former plans and past awards are not affected. Options outstanding under the plans are exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment.

A summary of the Company's stock option activity, and related information for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, follows:

	2003		2002		2001	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding-beginning of year	**1,156,660**	**$44.99**	1,094,619	$40.64	1,006,735	$36.61
Granted	**355,100**	**56.03**	343,100	50.37	244,800	51.41
Exercised	**(173,144)**	**40.89**	(250,694)	32.60	(141,250)	29.32
Forfeited	**(35,664)**	**53.29**	(30,365)	51.43	(15,666)	51.68
Outstanding-end of year	**1,302,952**	**48.31**	1,156,660	44.99	1,094,619	40.64
Price range at end of year	**$2 to $56**		$2 to $52		$2 to $52	
Price range for exercised shares	**$19 to $52**		$2 to $52		$19 to $48	
Available for grant at end of year	**1,158,103**		1,477,539		1,790,274	
Exercisable at end of year	**739,324**		682,042		713,869	
Weighted-average fair value of options granted during the year	**$23.93**		$25.68		$26.88	

The following table summarizes information about stock options outstanding at December 28, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 2.50	8,400	*	$ 2.50	8,400	$ 2.50
27.63-31.81	165,800	2 years	30.77	165,800	30.77
32.50-46.50	136,700	**	41.89	136,700	41.89
47.91-56.03	992,052	8 years	52.52	428,424	50.83
2.50-56.03	1,302,952		48.31	739,324	44.13

* Exercisable during lifetime of optionee

** Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 57,200 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of four years

Note 9: Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the "Plans." The Company uses a measurement date of December 31 for the Plans.

With the passage of time, actual experience differs from the assumptions used in determining the Company's pension and postretirement benefit obligations. These differences, coupled with external economic factors, cause periodic revision of the assumptions. The differences in actual versus expected return on plan assets, actual versus expected health care cost trends, as well as changes in the discount rate and other assumptions give rise to actuarial gains and losses in the tables that follow. They are recognized over the expected service period of active participants.

Benefit obligations

The following table provides a reconciliation of the changes in the Plans' benefit obligations for the years ended December 28, 2003, and December 29, 2002:

	Pension Benefits		Other Benefits	
(in thousands)	2003	2002	2003	2002
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 286,854**	$ 253,880	**$ 38,466**	$ 32,859
Service cost	**10,133**	9,308	**389**	360
Interest cost	**19,604**	18,867	**2,541**	2,453
Participant contributions	**–**	–	**638**	534
Actuarial loss	**33,473**	17,844	**4,090**	5,758
Benefit payments	**(14,793)**	(13,045)	**(4,069)**	(3,498)
Benefit obligation at end of year	**$ 335,271**	$ 286,854	**$ 42,055**	$ 38,466

The accumulated benefit obligation at the end of 2003 and 2002 was $286 million and $245 million, respectively. The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefit plans as claims and premiums are paid. As of December 28, 2003, and December 29, 2002, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $36.5 million and $32.1 million, respectively. The Plans' benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Discount rate	**6.00%**	6.75%	**6.00%**	6.75%
Compensation increase rate	**3.50**	3.75	**3.50**	3.75

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2004. This rate was assumed to decrease gradually each year to a rate of 5% in 2010 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company's postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company's accumulated postretirement benefit obligation by approximately $1.6 million and the Company's net periodic cost by less than $100,000.

Plan assets

The following table provides a reconciliation of the changes in the fair value of the Plans' assets for the years ended December 28, 2003, and December 29, 2002:

	Pension Benefits		Other Benefits	
(In thousands)	2003	2002	2003	2002
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 166,681**	$ 207,586	$ –	$ –
Actual return on plan assets	**32,051**	(29,264)	–	–
Employer contributions	**24,178**	1,404	**3,431**	2,964
Participant contributions	**–**	–	**638**	534
Benefit payments	**(14,793)**	(13,045)	**(4,069)**	(3,498)
Fair value of plan assets at end of year	**$ 208,117**	$ 166,681	$ –	$ –

The asset allocation for the Company's funded retirement plan at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End	
Asset Category	2004	2003	2002
Equity securities	60%-70%	**67%**	65%
Fixed income securities	30%-40%	**33%**	33%
Real estate	–	**–**	2%
Total		**100%**	100%

As plan sponsor of the funded retirement plan, the Company's investment strategy is to achieve a rate of return on the plan's assets that, over the long-term, will fund the plan's benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan's returns is the asset allocation policy. The Company reviews the plan's asset mix periodically, but at least annually, to rebalance within the target (60%-70% equity, 30%-40% fixed income) mix guidelines. The Company also periodically evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Funded status

The following table provides a statement of the funded status of the Plans at December 28, 2003, and December 29, 2002:

(In thousands)	Pension Benefits 2003	Pension Benefits 2002	Other Benefits 2003	Other Benefits 2002
Funded status:				
Plan assets less than benefit obligation	**$ (127,154)**	$ (120,173)	**$ (42,055)**	$ (38,466)
Unrecognized prior-service cost	**809**	1,360	**–**	–
Unrecognized actuarial loss	**114,432**	91,888	**12,447**	8,752
Accrued benefit cost	**(11,913)**	(26,925)	**(29,608)**	(29,714)
Components of accrued benefit cost:				
Accrued benefit liability	**(82,422)**	(84,742)	**(29,608)**	(29,714)
Intangible asset	**1,330**	1,941	**–**	–
Accumulated other comprehensive income	**69,179**	55,876	**–**	–
Net amount recognized	**$ (11,913)**	$ (26,925)	**$ (29,608)**	$ (29,714)

Expected cash flows

The following table includes amounts expected to be contributed to the Plans by the Company. It reflects benefit payments which are made from the Plans' assets as well as those made directly from the Company's assets and includes the participants' share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company's best estimate given its current knowledge; actual amounts could be materially different.

	Pension Benefits	Other Benefits
Employer Contributions		
2004 (expectation) to plan trust	$ 35,000	$ –
2004 (expectation) to participant benefits	2,262	2,882
Expected Benefit Payments		
2004	14,273	2,882
2005	15,106	3,031
2006	15,734	3,166
2007	17,590	3,274
2008	19,131	3,406
2009-2013	127,819	17,844

Net periodic cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2003, 2002 and 2001:

(In thousands)	Pension Benefits 2003	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2003	Other Benefits 2002	Other Benefits 2001
Service cost	**$ 11,074**	$ 9,308	$ 8,298	**$ 389**	$ 360	$ 349
Interest cost	**19,604**	18,867	17,753	**2,541**	2,453	2,320
Expected return on plan assets	**(21,956)**	(24,398)	(24,070)	**–**	–	–
Amortization of prior-service cost	**443**	576	620	**–**	–	–
Amortization of net (gain) loss	**–**	52	(1,070)	**395**	115	–
Net periodic benefit cost	**$ 9,165**	$ 4,405	$ 1,531	**$ 3,325**	$ 2,928	$ 2,669

The net periodic costs were determined using the following assumptions:

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Expected return on plan assets	**9.00**	10.00	**–**	–
Compensation increase rate	**3.75**	4.25	**3.75**	4.25

The reasonableness of the expected return on the funded retirement plan assets was determined by three separate analyses: 1) review of 27 years of historical data of portfolios with similar asset allocation characteristics, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure, and 3) a projected portfolio performance, assuming the plan's target asset allocation, done by a third party. Assumed health care cost trends can be a significant component of postretirement costs. In December Congress passed the "Medicare Prescription Drug, Improvement and Modernization Act of 2003" that reformed Medicare in such a way that the Company expects to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. The Financial Accounting Standards Board has not yet determined the appropriate treatment of this favorable development, and the Company is currently unable to determine the magnitude of its benefit. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amounts related to the act. Net periodic costs for 2004 will use a discount rate of 6.00%, an expected rate of return on plan assets of 9.00%, and a compensation increase rate of 3.50%.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 4% of the employee's salary. Eligible account balances may be rolled over from a prior employer's qualified plan. Contributions charged to expense under the plan were $7.5 million, $7.4 million and $7.4 million in 2003, 2002 and 2001, respectively.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the *Consolidated Statements of Operations.*

	2003			2002			2001		
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS									
Income from continuing operations available to common stockholders before cumulative effect of change in accounting principle	**$ 59,046**	**23,085**	**$ 2.56**	$ 52,042	22,949	$ 2.27	$ 16,433	22,715	$ 0.72
Effect of Dilutive Securities									
Stock options		**159**			165			125	
Restricted stock and other	**(52)**	**164**		(53)	122		(69)	116	
Diluted EPS									
Income from continuing operations available to common stockholders plus assumed conversions before cumulative effect of change in accounting principle	**$ 58,994**	**23,408**	**$ 2.52**	$ 51,989	23,236	$ 2.24	$ 16,364	22,956	$ 0.71

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next seven years the Company is committed to purchase approximately $56.5 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $6.9 million in 2003, $8.6 million in 2002 and $11.4 million in 2001. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2004 – $4.7 million; 2005 – $3.5 million; 2006 – $2.7 million; 2007 – $2.2 million; 2008 – $1.5 million; subsequent years – $7 million.

Newsprint swap

As part of its third quarter 2000 sale of Garden State Paper (GSP), the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron). A portion of the agreement was designated as a cash flow hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and was accounted for accordingly; see Note 1 for a complete discussion of accounting for derivatives. The hedge operated to offset the variability of cash flows for purchases of newsprint due to changes in market prices; changes in cash flows of the newsprint swap were expected to be highly effective at offsetting changes in the cash flows related to the Company's purchases of newsprint.

In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. Enron filed for bankruptcy shortly thereafter. The Company believes that no further payments are due by either party under the agreement. Enron disputes the Company's position, and in late 2003, filed a claim for $26.7 million plus interest and certain declaratory relief. The Company believes that its position is correct and intends to vigorously defend itself. The Company does not believe that resolution of this matter will be material to its results of operations, financial position or cash flow.

During 2001 prior to the termination of the swap, the Company recorded net after-tax charges to OCI of $19 million, representing the decline in estimated fair value of the derivative based on forecasted newsprint prices. There was no impact on net income due to ineffectiveness. Additionally, the Company recorded a pre-tax loss of approximately $5.5 million in the line item "Other, net" related primarily to the decrease in fair value of that portion of the contract not designated as a hedge. The Company expects to reclassify a non-cash charge of approximately $2.1 million from OCI into newsprint expense in the next twelve months associated with actual newsprint purchases.

Interest

In 2003, 2002 and 2001, the Company's interest expense related to continuing operations was $34.4 million, $47.9 million (net of $0.5 million capitalized) and $54.2 million (net of $0.6 million capitalized), respectively. Interest paid for all operations during 2003, 2002 and 2001, net of amounts capitalized, was $32 million, $45.3 million and $52.4 million, respectively.

Other current assets

Other current assets included program rights of $13.8 million and $14.1 million at December 28, 2003, and December 29, 2002, respectively.

Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

(In thousands)	2003	2002
Payroll and employee benefits	**$ 26,851**	$ 28,274
Program rights	**14,293**	14,471
Advances from unconsolidated newsprint affiliate	**–**	6,667
Unearned revenue	**20,572**	19,195
Interest	**7,127**	6,524
Other	**14,581**	13,515
Total	**$ 83,424**	$ 88,646

Other, net

Other, net consisted of the following:

(In thousands)	2003	2002	2001
Write-down of investments	**$ –**	$ (4,793)	$ (4,151)
Gain on sale of Hoover's	**5,746**	–	–
Other	**4,920**	4,678	(4,263)
Total	**$ 10,666**	$ (115)	$ (8,414)

Quarterly Review

(Unaudited, in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Revenues	**$ 196,088**	**$ 210,716**	**$ 205,086**	**$ 225,533**
Operating income	**15,534**	**35,169**	**26,183**	**45,390**
Income from continuing operations before cumulative effect of change in accounting principle	**6,622**	**17,238**	**11,445**	**23,741**
Discontinued operations	**389**	**267**	**301**	**7**
Gain on sale of discontinued operations	**-**	**-**	**-**	**6,754**
Cumulative effect of change in accounting principle	**-**	**-**	**(8,079)**	**-**
Net income	**7,011**	**17,505**	**3,667**	**30,502**
Income per share from continuing operations before cumulative effect of change in accounting principle	**0.29**	**0.75**	**0.50**	**1.03**
Income per share from continuing operations before cumulative effect of change in accounting principle – assuming dilution	**0.28**	**0.74**	**0.49**	**1.00**
Net income per share	**0.31**	**0.76**	**0.16**	**1.32**
Net income per share – assuming dilution	**0.30**	**0.75**	**0.16**	**1.29**
Shares traded	**4,896**	**5,689**	**4,583**	**4,490**
Stock price range	**$ 47.26-61.40**	**$ 48.41-59.04**	**$ 55.65-63.62**	**$ 60.57-68.00**
Quarterly dividend paid	**$ 0.19**	**$ 0.19**	**$ 0.19**	**$ 0.19**
2002				
Revenues	$ 193,028	$ 210,440	$ 199,942	$ 228,172
Operating income	23,454	40,239	31,950	52,461
Income from continuing operations before cumulative effect of change in accounting principle	5,546	15,926	9,239	21,331
Discontinued operations	479	336	272	290
Cumulative effect of change in accounting principle	(126,336)	-	-	-
Net income (loss)	(120,311)	16,262	9,511	21,621
Income per share from continuing operations before cumulative effect of change in accounting principle	0.24	0.69	0.40	0.93
Income per share from continuing operations before cumulative effect of change in accounting principle – assuming dilution	0.24	0.69	0.40	0.92
Net income (loss) per share	(5.27)	0.71	0.41	0.94
Net income (loss) per share – assuming dilution	(5.21)	0.70	0.41	0.93
Shares traded	3,662	5,975	4,929	4,822
Stock price range	$ 49.10-63.50	$ 58.20-69.49	$ 46.55-61.34	$ 46.60-60.50
Quarterly dividend paid	$ 0.18	$ 0.18	$ 0.18	$ 0.18

- Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at February 1, 2004, was: Class A common – 1,777, Class B common – 11.
- Includes the recognition, at the beginning of the third quarter in 2003, of a charge related to variable interest entities of $8.1 million, net of a tax benefit of $3.4 million, as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, *Consolidation of Variable Interest Entities.*
- The Company sold Media General Financial Services, a component of its Interactive Media Division, in the fourth quarter of 2003 and reported a net gain of $6.8 million, net of income taxes of $3.9 million.
- Includes the recognition, at the beginning of fiscal 2002, of an impairment charge related to indefinite-lived intangibles of $126.3 million, net of a tax benefit of $12.2 million, as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets.*

Ten-Year Financial Summary

(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management's Discussion and Analysis which appear elsewhere in this report.

	2003	2002	2001	2000
Summary of Operations				
Operating revenues	**$ 837,423**	**$ 831,582**	**$ 801,620**	**$ 825,090**
Net income (loss)	**$ 58,685**	**$ (72,917)**	**$ 18,204**	**$ 53,719**
Adjustments to reconcile to operating cash flow:				
Cumulative effect of change in accounting principle (a)	**8,079**	126,336	–	–
(Income) loss from discontinued operations (b)	**(964)**	(1,377)	(1,491)	2,521
Gain on sale of MGFS (b)	**(6,754)**	–	–	–
Loss (gain) on sale of GSP operations (b)	–	–	(280)	13,774
Gain on sale of Cable operations (b)	–	–	–	(8,286)
Extinguishment of debt (c)	–	–	–	–
Gain on sale of Denver Newspapers, Inc. common stock	–	–	–	–
Gain on sale of Garden State Newspapers investment	–	–	–	–
Investment (income) loss – unconsolidated affiliates	**4,672**	14,129	(19,949)	(5,131)
Other, net	**(10,666)**	115	8,414	(15,479)
Interest expense	**34,424**	47,874	54,247	42,558
Income taxes (c)	**34,800**	33,944	12,170	38,323
Operating income	**122,276**	148,104	71,315	121,999
Depreciation and amortization	**65,467**	65,401	113,625	101,473
Operating cash flow	**$ 187,743**	$ 213,505	$ 184,940	$ 223,472
Per Share Data: (a)(b)(c)				
Income (loss) from continuing operations	**$ 2.56**	$ 2.27	$ 0.72	$ 2.58
Discontinued operations	**0.33**	0.06	0.08	(0.33)
Cumulative effect of change in accounting principle	**(0.35)**	(5.51)	–	–
Net income (loss)	**$ 2.54**	$ (3.18)	$ 0.80	$ 2.25
Per Share Data – assuming dilution: (a)(b)(c)				
Income (loss) from continuing operations	**$ 2.52**	$ 2.24	$ 0.71	$ 2.55
Discontinued operations	**0.33**	0.06	0.08	(0.33)
Cumulative effect of change in accounting principle	**(0.35)**	(5.44)	–	–
Net income (loss)	**$ 2.50**	$ (3.14)	$ 0.79	$ 2.22
Other Financial Data:				
Total assets (d)	**$ 2,386,755**	$ 2,347,011	$ 2,534,059	$ 2,561,282
Working capital	**48,218**	49,051	62,541	58,339
Capital expenditures	**28,018**	33,280	54,373	42,873
Total debt (d)	**627,289**	642,937	777,662	822,077
Cash dividends per share	**0.76**	0.72	0.68	0.64

(a) Includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, *Consolidation of Variable Interest Entities*. Also includes the recognition in January of 2002 of an impairment charge related to indefinite-lived intangibles of $126.3 million (net of a tax benefit of $12.2 million) as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*.

(b) The Company sold Media General Financial Services in October 2003 and reported a gain of $6.8 million (net of a tax benefit of $3.9 million), sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).

1999	1998	1997	1996	1995	1994
$ 689,101	**$ 685,469**	**$ 639,593**	**$ 489,445**	**$ 425,638**	**$ 392,656**
$ 881,316	**$ 70,874**	**$ (10,490)**	**$ 70,498**	**$ 53,232**	**$ 117,009**
–	–	–	–	–	–
(6,362)	(23,977)	(14,485)	(15,232)	(14,793)	(8,864)
–	–	–	–	–	–
–	–	–	–	–	–
(798,719)	–	–	–	–	–
2,128	–	101,613	–	–	–
(30,983)	–	–	–	–	–
–	–	–	–	–	(91,520)
(9,067)	(22,193)	(21,037)	(27,188)	(19,034)	(2,935)
(11,436)	34	(1,401)	5,239	(5,298)	(1,904)
45,014	61,027	59,131	12,680	3,858	4,118
49,914	26,419	(13,363)	30,176	18,734	20,733
121,805	112,184	99,968	76,173	36,699	36,637
72,398	69,025	65,898	32,544	27,765	26,577
$ 194,203	$ 181,209	$ 165,866	$ 108,717	$ 64,464	$ 63,214
$ 2.88	$ 1.76	$ (0.95)	$ 2.10	$ 1.47	$ 4.15
30.37	0.91	0.55	0.58	0.57	0.35
–	–	–	–	–	–
$ 33.25	$ 2.67	$ (0.40)	$ 2.68	$ 2.04	$ 4.50
$ 2.84	$ 1.74	$ (0.94)	$ 2.08	$ 1.45	$ 4.11
29.94	0.89	0.54	0.57	0.56	0.34
–	–	–	–	–	–
$ 32.78	$ 2.63	$ (0.40)	$ 2.65	$ 2.01	$ 4.45
$ 2,340,374	$ 1,917,346	$ 1,814,201	$ 1,025,484	$ 1,016,743	$ 787,165
167,546	29,129	34,716	13,373	22,938	14,833
60,829	49,480	41,599	28,510	29,076	56,919
59,838	928,101	900,140	276,318	327,235	173,144
0.60	0.56	0.53	0.50	0.48	0.44

(c) In 1999 the Company incurred a charge of $1.3 million (net of a tax benefit of $800 thousand), representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.

(d) Upon adoption of FASB Interpretation 46, the Company added $86 million of assets (primarily buildings) and $94 million of liabilities (primarily debt) related to VIEs.

Corporate Directors and Officers

Directors



J. Stewart Bryan III
65, Chairman and Chief Executive Officer since 1990; President 1990-2001; Vice Chairman and Executive Vice President 1985-90; Chief Operating Officer 1989-90; Director since 1974; director of Mutual Insurance Company Ltd. of Bermuda and The Denver Post Company; Chairman of the Executive Committee.



O. Reid Ashe, Jr.
55, President and Chief Operating Officer since 2001; Director since 2002; member of the Executive Committee.



Charles A. Davis
56, New York, N.Y. Director since 1989; member of the Compensation Committee; Vice Chairman, Marsh & McLennan Companies Inc.; chairman and chief executive officer of MMC Capital Inc.; director of Axis Capital Holdings Limited, Merchants Bancshares Inc. and Progressive Corp.



C. Boyden Gray
61, Washington, D.C. Director since 2003; member of the Compensation Committee; partner in the law firm of Wilmer Cutler Pickering LLC; counsel to President George H.W. Bush from 1989 to 1993.



Marshall N. Morton
58, Vice Chairman since 2001 and Chief Financial Officer since 1989; Senior Vice President 1989-2001; Director since 1997; member of the Executive Committee.

Officers

J. Stewart Bryan III
Chairman and Chief Executive Officer. Please see Directors for biographical information.

Marshall N. Morton
Vice Chairman and Chief Financial Officer. Please see Directors for biographical information.

O. Reid Ashe, Jr.
President and Chief Operating Officer. Please see Directors for biographical information.



H. Graham Woodlief, Jr.
59, Vice President since 1989; president of the Publishing Division; vice president and business manager of Richmond Newspapers Inc. 1984-89; treasurer 1987-89; controller 1973-84; assistant controller 1971-73; chief accountant 1969-71.



James A. Zimmerman
57, Vice President since 2001; president of the Broadcast Division since 1991; president and general manager of WFLA 1990-96; vice president of operations and finance for the Broadcast Division 1987-90.

Board of Directors



Thompson L. Rankin
63, Tampa, Fla. Director since 2001 and from 1985 to 1994; member of the Audit Committee; former president and chief executive officer of Lykes Bros. Inc.; former chairman and chief executive officer of Lykes Energy Inc.; director of TECO Energy Inc.



Wyndham Robertson
66, Chapel Hill, N.C. Director since 1996; member of the Audit Committee; former vice president for communications, University of North Carolina; a former assistant managing editor of Fortune magazine.



Henry L. Valentine, II
76, Richmond, Va. Director since 1991; member of the Executive Committee and Chairman of the Compensation Committee; chairman of Davenport & Co. LLC.



Walter E. Williams
61, Fairfax, Va. Director since 2001; Chairman of the Audit Committee; professor of economics at George Mason University; former chairman of the Economics Department at George Mason University; nationally known author, newspaper columnist and broadcast commentator.

Henry Valentine will retire from the Board of Directors in April. He has provided invaluable guidance and counsel during his tenure, and Media General thanks him for his outstanding service. Coleman Wortham III, 60, president and chief executive officer of Davenport & Company LLC, will stand for election to the board at the Annual Meeting on April 29, 2004. He brings experience as a leader in the financial community. Media General looks forward to gaining the benefit of his business insights and counsel.



Neal F. Fondren
45, Vice President and president of the Interactive Media Division since 2001; vice president of new media for E.W. Scripps Co. 1997-2000; executive positions in Scripps' Cable Television Division 1982-97.



Lou Anne J. Nabhan
49, Vice President and director of corporate communications since 2001; vice president of Reynolds Metals Co. 1998-2000; director of corporate communications for Reynolds Metals 1993-2000.



George L. Mahoney
51, General Counsel and Secretary since 1993; assistant general counsel for Dow Jones & Co. 1982-93; Satterlee & Stephens 1978-82.



Stephen Y. Dickinson
58, Controller since 1993; assistant controller 1989-92; director of corporate tax department 1983-89; principal Ernst & Young LLP 1979-83.



John A. Schauss
48, Treasurer since 2001; deputy treasurer of George Washington University 1998-2001; chief operating officer and chief financial officer of Eastern College 1994-98; associate vice president for finance at George Washington University 1991-94.

Corporate Information

Form 10-K and Other Filings

The Company posts all its SEC filings to its Web site. Stockholders who would like a copy of Form 10-K, the annual report to the Securities and Exchange Commission, or the Code of Business Conduct and Ethics, may obtain one from the corporate Web site or by contacting:

Corporate Communications

Media General, Inc.
P.O. Box 85333
Richmond, Va. 23293-0001
(804) 649-6059
etucker@mediageneral.com
www.mediageneral.com

Annual Meeting

Stockholders of Media General, Inc. are invited to attend the Annual Meeting on April 29, 2004, at 11:00 a.m. at the Richmond Times-Dispatch production facility, Atlee Station, 5555 Chamberlayne Road (U.S. 301), Mechanicsville, Va.

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
Corporate Trust Department
6201 Fifteenth Ave.
Brooklyn, N.Y. 11219
(800) 937-5449

Automatic Dividend Reinvestment and Stock Purchase Plan

Media General Class A stockholders receive a 5 percent discount from the market price when they reinvest their dividends in additional Media General shares. Participants in the Plan also can make optional cash purchases of Class A common stock at market price and pay no brokerage commissions. To obtain the Plan prospectus and enrollment card, write or call the transfer agent.

Media General

333 East Franklin Street
Richmond, Virginia 23219
(804) 649-6000
www.mediageneral.com